
11006455



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/2/11

April 1, 2011

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005-2111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-1-11

Re: Rite Aid Corporation
Incoming letter dated February 2, 2011

Dear Mr. Gerber:

This is in response to your letters dated February 2, 2011 and February 18, 2011 concerning the shareholder proposal submitted to Rite Aid by Steven Krol. We also received letters from the proponent on January 22, 2011, February 13, 2011, February 15, 2011, and February 24, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Steven Krol

FISMA & OMB Memorandum M-07-16

April 1, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Rite Aid Corporation
Incoming letter dated February 2, 2011

The proposal states that, effective at the 2012 annual meeting, no non-executive board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the company, occurring in the past or during the current term.

There appears to be some basis for your view that Rite Aid may exclude the proposal under rule 14a-8(i)(8). We note that the proposal appears to question the business judgment of board members whom Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders. Accordingly, we will not recommend enforcement action to the Commission if Rite Aid omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Rite Aid relies.

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Steve Kro***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, February 24, 2011 12:37 PM
To: shareholderproposals

February 24, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Steet, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation- 2011 Annual Meeting

Proponent Response To Rite Aid Supplement

Dated February, 18, 2011

Dear Commission Members:

This letter is in response to the Rite Aid Supplement to the Sec Staff, dated February 18, 2011.

The Company attempts to make further argument on various points despite it's clear misconduct and the waste of SEC Staff's valuable and limited time. Proponent's response to certain additional positions in counsel's newest letter is as follows:

I. ALLEGED INCORRECT FACTUAL ASSERTIONS in the PROPONENT'S LETTER

On the matter of Proponent asserting that Rite Aid failed to attach a piece of correspondence, which is critical to the Staff decision on qualification, Proponent has prior been reasonably clear on the matter. Namely, if the SEC received their copy of the questioned Exhibit, Proponent has already accepted the apology of counsel in not including it in Proponent's copy submitted by Fed Ex package. The fact that it was on the website does not mean it was in Proponent's package, which it was not.

Further, Rite Aid indicates that they "in no way conceded that the Proponent's statements are factual".

Rite Aid has not been shy in making now two (2) very detailed submissions to the SEC. The silence is telling in Rite Aid not providing the SEC, even now in it's second submission, **any** example **anywhere** where Proponent has made a statement of fact which Rite Aid can allege or prove was a mistatement. The information is not the "Proponent's own personal opinions" as falsely alleged by Rite Aid.

Proponent has previously made it clear in it's first submission to the SEC that nearly all the information was obtained from Rite Aid's own previous proxy statements or Rite Aid's own SEC filings over the years. Is Rite Aid suggesting that it submitted false information in these cases? Are the numbers that Rite Aid themselves provided to it's shareholders and SEC false? Much of the Supporting Statement pertains to numbers so supplied by the Company.

II. RITE AID MAY NOT EXCLUDE the PROPOSAL PURSUANT to RULE 14a-8(f)(1) BECAUSE the PROPONENT DID NOT FAIL TO SUPPLY DOCUMENTARY SUPPORT EVIDENCING SATISFACTION of the CONTINUOUS OWNERSHIP REQUIREMENTS of RULE 14a-8(b)(1), SINCE RITE AID INTENTIONALLY VIOLATED SEC RULES

ENSURING PROPONENT WOULD NEVER BE TOLD WHAT THE DEFICIENCIES WERE UNTIL THE LAPSE of FOURTEEN DAYS, WHEN , AND ONLY WHEN , RITE AID WOULD DIVULGE WHAT THEY BELIEVED TO BE DEFICIENT FOR THE VERY FIRST TIME

Rite Aid has now wasted enough of the SEC Staff time on this matter, despite the SEC's numerous Rulings on requesting both parties to work together to resolve easy matters to not use SEC limited resources.

Rite Aid knows full well the following:

A. that it never returned a single telephone call or email of Proponent (until the brief email of 1/20/11, which proved satisfaction of qualifications, as previously argued by Proponent) to gain an understanding as to what was deficient.

Proponent, in fact, was compelled to notice the SEC Staff indicating Proponent's frustration in not gaining the cooperation of Rite Aid to respond, to correct any issues they were hiding from Proponent.

B. that Rite Aid's only Notice of Deficiency Letter, dated 1/14/11, intentionally and strategically spelled out **no** specific deficiency. Rather it stated in a form letter **all** qualifications necessary for anyone to meet.

The original Proposal letter indicated that the shareholder would hold such shares through the date of the Annual Meeting, and in fact has already held them for over 10 years. This fact was not noticed in Rite Aid's Deficiency Letter dated 1/14/11, meaning that not every qualification issue was deficient. Therefore, what was deficient? Proponent was intentionally never told in their Notice of Deficiency.

C. that Rite Aid and it's counsel waited until the fourteen (14) day period had first elapsed, and then issued it's Opposition papers to divulge to the SEC for the first time it's "shell game" to finally announce what it was hiding all along, namely that they needed to see the words "Continuous Ownership" in the Proposal.

D. had Rite Aid indicated the above in it's only Notice of Deficiency Letter, Proponent would have provided it in a timely manner and as fast as Proponent has easily now provided it to the SEC in Ameritrade's third letter.

Counsel has the courage to proclaim now that "no doubt the Proponent would prefer an iterative process where companies must engage in an endless stream of bath-and-forth letters so that the Proponent has a chance to remedy each and every deficiency in it's submissions". To the contrary, Rite Aid needed only to abide by clear and unambiguous Rulings of the SEC which **require** that Proponent be told what the deficiency is in it's first such notice. Counsel's protestations and pages and pages of argument to sidetrack the SEC Staff has not only wasted enormous amounts of everyone's time, but does not pass the "giggle test".

This above matter alone and Rite Aid's conscious attempt to subvert the SEC Proposal process, as well as SEC time waste, begs for SEC sanctions, if applicable.

III. RITE AID MAY NOT EXCLUDE the PROPOSAL PURSUANT to RULE 14a-8(i)(8) BECAUSE THE PROPONENT DOES NOT QUESTION the BUSINESS JUDGMENT of BOARD MEMBERS DIRECTLY

Rite Aid quotes Proponent's letter when Proponent states he "is simply placing unchallenged facts before shareholders..."

As stated above, these facts, as of even today, are unchallenged by Rite Aid, and were provided by Rite Aid in it's historical proxy materials and SEC filings, which SEC law mandates them to divulge to it's shareholders. It would be more correct for Rite Aid to say that they themselves are influencing the vote of their own upcoming election, although my Proposal would only affect the reelection of directors for the **2012** Annual Meeting. Since all director's included in Proponent's proposal hold a term of only one year, the slate of nominees for 2012 may be quite different than 2011.

Finally, Rite Aid places all named board members in one box and proclaims that the Proposal "questions their suitability to serve on the Rite Aid board of directors".

As previously indicated to the SEC Staff, each named director has different backgrounds and issues which shareholders get to vote on. By way of example, John Standley's business judgment and competence was never questioned by the Proponent; only his factual salary was quoted and his factual close relationship to other board members was indicated.

Notwithstanding all the above, Proponent is willing to accept any changes or omissions that the SEC Staff deems appropriate under the circumstances.

The Proponent and the business press look forward to your response, and should you have any further questions, please feel free to contact the undersigned at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Sincerely,
Steven Krol
Proponent

FISMA & OMB Memorandum M-07-16

cc: Mark A. Strassler
Rite Aid Corporation
By Email-mstrassler@riteaid.com

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1440 NEW YORK AVENUE, N.W.
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TEL: (202) 371-7000
FAX: (202) 393-5760
www.skadden.com

DIRECT DIAL
(202) 371-7233
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MARC.GERBER@SKADDEN.COM

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February 18, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2011 Annual Meeting
Supplement to Letter Dated February 2, 2011
Relating to Shareholder Proposal of
Steven Krol

Ladies and Gentlemen:

We refer to our letter, dated February 2, 2011 (the "No-Action Request"), pursuant to which we requested, on behalf of Rite Aid Corporation ("Rite Aid"), that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Steven Krol (the "Proponent") may properly be omitted from the proxy materials to be distributed by Rite Aid in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials").

This letter is in response to the letter to the Staff, dated February 13, 2011, submitted by the Proponent (the "Proponent's Letter") (including the Proponent's letter to the Staff, dated February 15, 2011, correcting a typographical error) and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent.

In the Proponent's Letter, the Proponent makes a number of arguments as to why the Proposal should be included in Rite Aid's 2011 proxy materials. Some of these arguments are simply incorrect while others evidence a misunderstanding of Rule 14a-8. Rite Aid's responses to certain of the positions taken in the Proponent's Letter are set forth below.

I. Incorrect Factual Assertions in the Proponent's Letter

Before responding to certain of the Proponent's arguments in the Proponent's Letter, we would like to specifically address two of the Proponent's factual assertions. First, the Proponent accuses Rite Aid of an "unconscionable effort to hide evidence" by asserting that Rite Aid failed to attach a piece of correspondence between Rite Aid and the Proponent (Rite Aid's January 20, 2011 email to the Proponent). This assertion is patently false. Rite Aid attached the correspondence in question to the No-Action Request (confirmed by viewing the copy of the No-Action Request posted on the Commission's website), and also provided a full copy of the No-Action Request as submitted to the Commission, with all attachments (including the correspondence in question), to the Proponent.

In addition, the Proponent asserts that he has "provided completely factual information to shareholders [regarding certain members of Rite Aid's board of directors], which has not been challenged by the Company in it's [sic] response to the SEC." This assertion is also untrue. Rite Aid has in no way conceded that the Proponent's statements are factual rather than the Proponent's own personal opinions, nor has Rite Aid conceded the veracity of those statements. Rather, in deference to Staff guidance, Rite Aid has not made any request under Rule 14a-8(i)(3) to exclude portions of the supporting statement that, among other things, contain unsupported or disputable factual assertions or factual assertions that may be interpreted by shareholders in a manner that is unfavorable to Rite Aid. *See* Staff Legal Bulletin 14B, Section B.4 (September 15, 2004) ("SLB 14B").

II. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1)

Rite Aid believes that the Proponent's Letter, which includes as an attachment a letter from TD AMERITRADE, dated February 8, 2011 (the "February 8 TD Letter"), is an acknowledgement that the Proponent did not timely furnish sufficient proof of eligibility in response to Rite Aid's notice of deficiency, dated January 14, 2011 (the "Deficiency Letter"), a copy of which is attached as Exhibit B to the No-Action Request. The February 8 TD Letter was not provided to Rite Aid until February 13, 2011 and thus, in non-compliance with Rule 14a-8(f)(1), was not mailed or electronically transmitted to Rite Aid within 14 days of the Proponent's receipt of the Deficiency Letter.

In the interest of complete clarity, the sequence of the correspondence referred to in the No-Action Request and in this letter is summarized below.

DATE	CORRESPONDENCE
January 11, 2011	The Proponent submits the Proposal. The Proponent also submits a letter from TD AMERITRADE, dated January 10, 2011, which fails to establish the Proponent's continuous ownership of Rite Aid shares in an amount in excess of $2000 for at least one year prior to the date the Proponent submitted the Proposal.
January 14, 2011	Rite Aid sends the Proponent by Federal Express the Deficiency Letter pursuant to Rule 14a-8(f)(1).
January 17, 2011	The Proponent sends an email to Rite Aid acknowledging receipt of the Deficiency Letter on January 17, 2011 and stating his view that the Deficiency Letter lacked merit.
January 18, 2011	In response to the Deficiency Letter, the Proponent sends an email to Rite Aid and attaches to that email a letter from TD AMERITRADE, dated January 18, 2011 (the "January 18 TD Letter"), which fails to establish the Proponent's continuous ownership of Rite Aid shares in an amount in excess of $2000 for at least one year prior to the date the Proponent submitted the Proposal.
January 20, 2011	The Proponent sends an email to Rite Aid regarding the Deficiency Letter, and Rite Aid sends an email to the Proponent acknowledging receipt of the Proponent's January 18, 2011 email and the January 18 TD Letter.
January 22, 2011	The Proponent sends an email to shareholderproposals@sec.gov "seek[ing] relief" from the Deficiency Letter.
February 2, 2011	Rite Aid submits the No-Action Request to the Staff and provides a copy to the Proponent.

DATE	CORRESPONDENCE
February 13, 2011	Rite Aid receives a copy of the Proponent's Letter to the Staff, with the February 8 TD Letter as an attachment.

The Proponent claims that the Deficiency Letter did not pinpoint specific issues in the Proponent's proof of ownership that required correction. Such specificity, however, is not what is required by the rule or the Staff guidance. In particular, the Staff has stated, in Section C.2 of SLB 14B, that "[i]f the company cannot determine whether the shareholder satisfies the rule 14a-8 minimum ownership requirements, the company should request that the shareholder provide proof of ownership that satisfies the requirements of rule 14a-8" and that "[t]he company should use language that tracks rule 14a-8(b)." The Staff also recommends, but does not require, that a copy of Rule 14a-8 be attached to the notice of deficiency that is sent to a proponent. Rite Aid fully complied with this Staff guidance. Not only did Rite Aid repeat, verbatim, the requirements under Rule 14a-8(b) for proving ownership of Rite Aid's shares in the Deficiency Letter, Rite Aid also attached a complete copy of Rule 14a-8.

Also, the Proponent in effect argues that if his response to a deficiency notice is also deficient, Rite Aid should provide a second deficiency notice to the Proponent. Rule 14a-8, however, does not require a company to provide multiple deficiency letters to a proponent. As described in the No-Action Request and this letter, three days after receiving the Proposal Rite Aid sent the Deficiency Letter to the Proponent indicating that sufficient proof of eligibility was not submitted with the Proposal and was required under Rule 14a-8. Once the Proponent submitted the January 18 TD Letter in response to the Deficiency Letter, Rite Aid was under no obligation to provide a second deficiency letter if the January 18 TD Letter did not furnish sufficient proof of ownership under Rule 14a-8. No doubt the Proponent would prefer an iterative process where companies must engage in an endless stream of back-and-forth letters so that the Proponent has a chance to remedy each and every deficiency in its submissions. However, that is not the system that Rule 14a-8 contemplates. *See* Rule 14a-8(f)(1) (explaining a company's obligation to provide a singular notice of deficiency); *see also* Staff Legal Bulletin No. 14 (CF) (July 13, 2001), Section C.6. (stating that "a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if ... the shareholder timely responds [to the company's notice of defects] but does not cure the eligibility or procedural defect(s)" and also referring to only a singular notice of deficiency).

Because the January 18 TD Letter failed to establish sufficient proof of ownership and the February 8 TD Letter was not mailed or electronically transmitted to Rite Aid until 27 days after the Proponent's receipt of the Deficiency Letter (13 days beyond the 14-day deadline), the Proponent has not complied with Rule 14a-8 and Rite Aid may omit the Proposal.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. See *Verizon Communications Inc.* (January 12, 2011); *Union Pacific Corporation* (March 5, 2010); *AMR Corporation* (February 12, 2010); *Frontier Communications Corporation* (January 26, 2010); *Frontier Communications Corporation* (January 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (March 25, 2009); *KeyCorp* (January 9, 2009); and *Anthracite Capital, Inc.* (March 11, 2008). The Proponent did not provide appropriate documentation within 14 days of receipt of the Deficiency Letter.

Finally, we note the Proponent's argument about "Stage 1" and "Stage 2" levels of review for proposals. Simply put, there is nothing in Rule 14a-8 or Staff guidance interpreting Rule 14a-8 that would support any notion of Stage 1 and Stage 2 reviews articulated by the Proponent.

III. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(i)(8) Because the Proposal Questions the Business Judgment of Board Members Rite Aid Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders

The Proponent believes that he is free to include a supporting statement in the Proposal that questions the business judgment or competence of persons expected to be nominated for reelection at Rite Aid's upcoming annual meeting of shareholders because the Proposal relates to a proposed director qualification that would take effect in 2012. In fact, the Proponent makes his intention to influence the election of directors at the upcoming annual meeting quite clear when in the Proponent's Letter he states that he "is simply placing unchallenged facts before [the company's] shareholders as only one factor, among many, that shareholders can make use of before casting their ballots."

This effort to influence an upcoming election of directors through the Rule 14a-8 shareholder proposal process is precisely the reason for Rule 14a-8(i)(8). The fundamental policy behind Rule 14a-8(i)(8), as articulated by the Commission in Exchange Act Release No. 34-12598 (July 7, 1976), "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12], are applicable thereto." The Commission reaffirmed this rationale in Exchange Act Release 34-62764 (August 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors ... or [o]therwise could affect the outcome of the upcoming election of directors").

In furtherance of the rationale of Rule 14a-8(i)(8), the Staff has consistently permitted exclusion of proposals where the proposal or supporting statement questioned the business judgment, competence or service of directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Marriott International, Inc.* (March 12, 2010) (shareholder proposal criticizing suitability of members of the board of directors to serve, and such members were expected to be nominated by the company for election at the upcoming annual meeting of shareholders); *Brocade Communication Systems, Inc.* (January 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (March 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (February 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (March 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable); *Black & Decker Corp.* (January 21, 1997) (allowing exclusion of a proposal under the predecessor to Rule 14a-8(i)(8) that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board).

As described in the No-Action Request, the supporting statement section of the Proposal explicitly criticizes the business judgment, competence and service of Ms. Sammons and Messrs. Sokoloff, Miller, Standley and Michel Coutu and questions their suitability to serve on the Rite Aid board of directors. Rite Aid expects that these directors will be nominated for reelection at the 2011 annual meeting of shareholders and, therefore, the Proposal is excludable from the 2011 proxy materials pursuant to Rule 14a-8(i)(8).

* * *

If you have any questions with respect to this matter, please telephone me at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler
Rite Aid Corporation

Steven Krol

From: Steve Krol***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, February 15, 2011 11:11 PM
To: shareholderproposals
Subject: Proponent Response- Typograghical Error Correction

BY EMAIL(shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation
2011 Annual Meeting
Proponent Response

Dear Commission Staff:

On February 13, 2011 Proponent submitted it's response to the Rite Aid Corporation request for Omission of Shareholder Proposal.

Proponent desires to bring to the Staff's attention an important typographical error as follows:

Under the section entitled Board of Directors, #1. Jonathan Sokaloff, line 2, it should have read, "with John Standley soon joining them in September 200**0**, not 2009.

Proponent regrets this error, and a copy of this email shall be simultaneously sent to Mark Strassler, Rite Aid Secretary.

Sincerely,
Steven Krol
Proponent

From: Steve Krol ***FISMA & OMB Memorandum M-07-16***
Sent: Sunday, February 13, 2011 6:04 PM
To: shareholderproposals
Subject: Fw: Fw:

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re; Rite Aid Corporation-2011 Annual Meeting

Request For Omission Of Steven Krol Proposal

Proponent Response To Company

Additional Exhibit

Dear SEC Staff;

As indicated in Proponent Response submitted today, 2/13.11, referenced below is the email sent to Proponent on 1/20/11 indicating Rite Aid qualified the Proponent. This critical email was omitted from the package I received from Rite Aid counsel. If it was not omitted in your package, apologies from counsel are already accepted by Proponent. If the Staff did not receive it, of course, it would be more problematic.

Sincerely,
Steven Krol
Proponent

----- Forwarded Message ----
From: Marc Strassler <mstrassler@riteaid.com>
To: Steve Krol ***FISMA & OMB Memorandum M-07-16***
Sent: Thu, January 20, 2011 2:31:55 PM
Subject: RE: Fw:

Mr. Krol:

I have received your email of January 18 and the attachment. This is to assure you that you will receive a copy of the Company's response to your proposal dated January 11, 2011within the timeframe prescribed by the rules of the SEC.

From: Steve Krol ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 18, 2011 1:47 PM
To: Marc Strassler
Subject: Fw:

Mr. Marc A. Strassler
Secretary
Rite Aid Corporation

1/18/11

30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

I enjoy quiz shows, so I have had to guess as to what you found deficient in my original letter and Proposal to you, dated 1/11/11.

Attached to this email is a second letter from my broker, Ameritrade, which may spell things out exactly to you.

You must still notify me no later than this Thursday, 1/20/11, as requested that your mysterious deficiencies have been satisfied. Your failure to do so will trigger a request for relief from the SEC, as you were previously advised by email.

As of this writing, you have not returned my telephone call.

Sincerely,
Steven Krol
Rite Aid Shareholder
*FISMA & OMB Memorandum M-07-16***

----- Forwarded Message ----
From: Steve Krol ***FISMA & OMB Memorandum M-07-16***
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Tue, January 18, 2011 1:20:45 PM
Subject:

From:	Steve Krol ***FISMA & OMB Memorandum M-07-16***
Sent:	Sunday, February 13, 2011 5:42 PM
To:	shareholderproposals
Subject:	Fw:
Attachments:	rite aid letter 3.pdf

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation- 2011 Annual Meeting
Proponent Response
To Rite Aid Request for Omission of Shareholder Proposal

Dear Commission Staff:

In accordance with Rule 14a-8(k), thank you for the opportunity to respond to the request of Rite Aid Corporation to omit this shareholder's Proposal for shareholder vote at the 2011 Annual Meeting of Shareholders.

A copy of this letter is being sent by email simultaneously to Rite Aid Corp. Attention: Mark Strassler, Secretary

I. The Proposal

The text of the resolution has also been reprinted in Rite Aid's response and will not unnecessarily be repeated here again.

II. Summary

The Proponent respectfully requests that the Staff disagree with Rite Aid's view and not be allowed to exclude the Proposal from the 2011 proxy materials:

A. Since the spirit of Rule 14a-8(b)(1) and Rule 14a-8(f)(1) has been intentionally violated by Rite Aid in it's deceptive Notice of Deficiency Letter (Rite Aid's Exhibit B) received by the Proponent on 1/17/11, and further, that Rite Aid gave the appearance to the Proponent that the qualifications were later met, in Mr. Strassler's email to Proponent, dated 1/20/11 (mentioned in Rite Aid's response as part of their Exhibit C, yet conspicuously missing from my copy, and presumably from their SEC response which is unconscionable effort to hide evidence, for reasons that are obvious and detailed further below).

B. In order to satisfy all parties to the requirements of Rule 14a-8(i)(1), Proponent shall now suggest word additions in it's Proposal to the Company and the SEC which do not materially alter the Proposal itself, but yet shall guarantee that Rite Aid need not worry that Delaware law would be violated.

C. Proponent disagrees that the Proposal, as amended below, shall cause Rite Aid to violate state law, under Rule 14a-8(i)(2), or otherwise, and would not violate an existing Contract, when and if voted in the affirmative in 2011, for implementation in 2012.

D. Proponent disagrees that Rule 14a-8(i)(6) would be violated, based on the Proposal amended below, or otherwise, since no existing Management Services Contract would automatically or need to be in effect when implemented in 2012, and therefore there would be no breach of an existing Rite Aid contractural obligation. In fact, good corporate governance should disallow any ongoing "consulting work" by an existing Board member at all.

E. Per Rule 14a-8(i)(8) Proponent does not question the business judgement of board members Rite Aid expects to nominate for reelection at the **upcoming** Annual Meeting of Shareholders. The Proposal if voted in the affirmative in 2011, allows for a request and recommendation of shareholders for a possible different slate of nominees in 2012, which may be quite different than the nominees in 2011. In any event, Proponent has provided completely factual information to shareholders, which has not been challenged by the Company in it's response to the SEC. The SEC is reminded that the Board of Directors always has the last say, in it's Statement in Opposition.

III. Background

The Proponent has been a continuous and significant shareholder of Rite Aid for over ten years, and generally speaking, has owned more shares (274,000 shares) purchased out of his own wallet than many of the current board of directors. The Proponent believes he has visited more Rite Aid stores over this long period of time than anyone associated with senior management or the Board and has direct knowledge of the gross mismanagement of nearly all stores visited during that time. Additionally, the Proponent has communicated to the Board, in detailed writings numerous times, as early as seven (7) years ago, about this mismanagement.

The Board has demonstrated it's unusual closeness to management by:

1. Encouraging excessive risktaking, in approving the Brooks/Eckerd transaction, when it knew, or should have known, that it had nearly 3000 poorly operating and managed stores. Additionally, by awarding $1.5 million/475,000 to two senior executives for the sole act of Closing that transaction in 2007, it encouraged a poor decision, since no monies would have been afforded these executives had no transaction been completed. It has been generally accepted by all parties associated with Rite Aid including the Board, as well as the business press, that the integration of the newly acquired stores were poorly executed by the Company, causing poor customer goodwill and more importantly, a strangling debt load which the Proponent believes Rite Aid is still struggling with today. The Board has not asked for these bonus monies to be returned.

Additionally, the Board has refused to make senior management **timely** accountable, waiting instead for the near collapse of the company during 2009, when the stock price was as low as .23 cents intraday on 2/2/09, before making some limited, and yet still incomplete management changes.

Finally, the Board has the fiduciary responsibility to protect the shareholders limited assets. Instead, the Board appears to actually be slowly siphoning monies out of the company for their own personal benefit, while it's long suffering shareholders have not earned a penny in profit for several years now, and none are expected in the forseeable future.

Examples of the Above:

1. The Compensation Committee of the Board of Directors hired Mercer, a subsidiary of Marsh & McLennan Companies ("MMC") to consult on matters solely related to executive compensation programs. At the same

time, MMC affiliates were retained for consulting work unrelated to executive compensation, for which Rite Aid was billed $1.7 million, all of whose recommendations were declined by the Compensation Committee. However, Mercer, who presumably was grateful that their affiliate was able to invoice $1.7 million, showed this gratefulness by delivering a recommendation on executive compensation which the Compensation Committee had no problem approving as follows:

A. The annual cash retainer for non-employee directors increased to $100,000 from $70,000, with additional amounts for Chairs of various committees, and
B. The annual award of 20,000 shares of restricted common stock for non-employee directors was increased to stock units valued at $90,000. In 2010, this translates to a quadrupling of restricted stock.

Rite Aid's share price dropped 50% in the three (3) months leading up to the 2010 Annual Meeting, the effective date of the increase.

2. Double Compensation for the Same Executive Position, as follows:

A. John Standley- from 7/08-9/08, prior to going on Rite Aids payroll, Mr. Standley received $32,000 **per week** for "consulting services" totalling $294,000 to ultimately replace the then Chief Operating Officer, Robert Easley, who was at the same time earning $500,000 annually. Mr. Easley received $3.3 Million in severance, after only one year of service, based on the triggering event of a termination "without cause". Proponent has reason to know that the termination was due to poor performance, based on store conditions.

B. Mary Sammons- Stripped of her CEO title as of June 2010, (announced January 2010) but retains her Chairman of the Board of Directors title. However, she still received her full salary of $1,000,000 thru 2/27/11, based on the former full titled position of Chairman and CEO. Mr. Standley took over as President & CEO on 6/23/10, with a previous press release dated 1/21/10, indicating the above changes were "part of the company's executive succession planning. Actually, this is a good example of untimely executive accountability, and shareholder asset waste since:

On 3/2/10 Proponent attended the International Game Technologies (NYSE:IGT) Annual Meeting of Shareholders. Mr. Philip Satre, Rite Aid's lead director since June 2009, and board member since 2005, was nominated for Chairman of IGT, and with such poor performance at Rite Aid, his credentials for IGT were challenged by the Proponent. At the conclusion of this meeting, Mr. Satre walked up to the Proponent and indicated that the Rite Aid Board was not happy with Ms. Sammons performance and the only reason she was not let go immediately, was due to her exorbitant employment contract, which , of course, the board entered into with her. Termination "with cause" seems to not be in this Board's dictionary, which can avoid exorbitant contracts if ever correctly triggered.

The below referenced biographies of Rite Aid directors, taken directly from previous proxy materials, shows clearly why timely accountability has been and continues to be lacking, with the Rite Aid Board in the back pocket of senior management. The Prponent deems 13 out of 14 board members in conflict with their primary responsibilities of protecting it's shareholders.

Board of Directors

1. Jonathan Sokaloff (Leonard Green & Associates)- His firm, in which he is a principal, purchased 3,000,000 shares of preferred stock of Rite Aid, October 1999, and he brought in a new management team of Robert Miller and Mary Sammons with John Standley soon joining them in September 2009, after a prior management's Rite Aid accounting fraud. Mr. Sokaloff has accumulated and been paid at a minimum, the following amounts taken directly from prior proxy materials:

Paid
$3,000,000 For services provided with it's preferred stock investment in 10/99
3,000,000 For services provided for financial restructuring transactions, which Rite Aid completed June 2000
1,000,000 Annual fee for consulting established 10/99 and increased to $1.5 million June 2000
1,000,000 Consulting contract amount per year, renewed for two years in January 2003
300,000 One year agreement for consulting services. In fiscal 2005, paid $875,000
300,000 Effective January 2006, renewed consulting fee for one year and reduced to $150,000 on June 4, 2007 when second Leonard Green board member representative died. Thereafter, **Agreement extended month-to-month**. In fiscal 2009 paid $138,000; in fiscal 2010 paid $150,000.

It is not credible to believe that Mr. Sokaloff will start voting against "his people" in senior management , in a timely manner, and protect shareholders and jeopardize his firm's "cash cow". Good corporate governance dictates that **all** consulting work should have, and must now be performed by outside firms not affiliated in any way with Rite Aid.

2. Mary Sammons- Partly responsible for the near financial failure of the company in 2009 when the stock price hit .23 cents intraday when she, and Robert Miller, Chairman, presented to the Board for it's approval and subsequent purchase the 1800 Eckerd stores in June 2007, and doubling Rite Aid's debt, when they knew, or should have known as their primary fiduciary responsibility that they already had nearly 3000 grossly mismanaged stores. Like Robert Miller below, she has used shareholder assts for her personal use, in the personal use of corporate aircraft, (As of last year, these two executives have spent over $1.8 Million on the personal use of corporate aircraft)

3. Robert Miller- Former Rite Aid Chairman and CEO, has engaged in using shareholder assets for his personal use in his former role, and has continued to do so solely as a board member. Additionally, last year he has disposed of Rite Aid shares only weeks, and up to the day before, a poor earnings (loss) was released on March 31, 2010. The Board has taken no known action to stop this practice, clearly against good corporate governance practices and further proves the close relationship between the board and it's management.

4. John Standley- Current President and Chief Executive Officer and former business colleague of Robert Miller and Mary Sammons. Brought back to Rite Aid by Mary Sammons (and presumably Robert Miller) to take over as CEO, 6/23/10.

5. Michel Coutu- Served as President and CEO of Jean Coutu USA, whose 1800 stores were sold to Rite Aid June 2007, and as a result Mr. Coutu negotiated as part of the Closing Agreement, that Mr. Coutu would be paid $500,000 for two years (at the time a regular board seat paid $70,000 per year) and receive a title of Rite Aid Non-Executive Co-Chairman of the Board. This $500,000. board fee was surprisingly extended for an additional third year in June 2009, a very high money losing year for the Company. The Coutu family's interest in protecting it's 28% stake in the common shares, is the same today at the reduced usual and regular board fee as it was when this highly unprofitable company extended the $500,000 Agreement.

This Proponent's complaint is not with the person accepting monies that any one of us would be happy to accept; rather it is with senior management and the Board for giving shareholder assets away, which stand to influence this director's, and his three other director appointees, voting.

6. James Donald- Another insider in that he served as Chairman, President and Chief Executive of Pathmark Stores (John Standley's prior employer) and obviously loyal to current senior management.

7. Donald Jessick- Another insider, and newest board member, effective April 2009. He was Senior Executive V.P., Chief Administrative Officer of Rite Aid from December 1999-July 2002. Prior to this, he had many years at Fred Meyer with the rest of current management and previously served as director and Non-Executive Chairman of Pathmark Stores, which was John Standley's previous employer.

8. Philip Satre- Lead director, since June 2009. Prior to this, he served as CEO of Harrah's Entertainment. Mr. Satre, together with Mr. Miller, both currently serve on the Nordstrom Board of directors. Mr. Satre is also Chairman of the Board of IGT. Both these profitable companies strictly forbid the personal use of corporate aircraft. Due to Mr. Satre's relationship with Mr. Miller, Mr. Satre can be assumed to be loyal to Mr. Miller, who in turn is loyal to Ms. Sammons, who in turn is loyal to John Standley.

9. Michael Regan- Served as Vice-President and Controller of Harrah's Entertainment from 1991 to 1997 while Mr. Satre was also employed there. Therefore, he can reasonably be considered a Rite Aid insider because of his association with Mr. Satre.

10. Dennis Wood- One of four Jean Coutu representatives

11. Andre Belize- One of four Jean Coutu representatives

12. Francois Coutu- President and Chief Executive Officer of Jean Coutu Group, brother of Michel Coutu and one of four Jean Coutu representatives. Also on the Nominating Committee, which most recently agreed to fortify the Board with yet another insider, Donald Jessick, to the potential detriment of all shareholders given his close relationship to current senior management.

13. Joseph Anderson- Serves as director of Valassis Communications, which does business with Rite Aid. This Proponent believes any business relationship, no matter how small the amount is a conflict of interest, and injurious to all shareholders as has already been demonstrated by the lack of timely senior management accountability.

14. Marcy Syms- No known conflicts

Basis For Proposal Inclusion

A. Rite Aid May Not Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because Rite Aid Qualified the Proponent in it's Email to Proponent dated 1/20/11.

To exclude the Proposal would reward Rite Aid for it's intentional misconduct, which is against public policy and SEC Rulings. Rite Aid requests omission of the Proposal with "unclean hands". Rule 14a-8(f)(1) clearly states "the company must notify you (the Proponent) in writing of any procedural or eligibility deficiencies" Rite Aid intentionally now, and probably to others in the past, issued a form letter spelling out **all** issues needed to become a qualified Proponent, **but not** the issues which required correction. Additionally, Rite Aid ignored repeated communication requests from the Proponent to satisfy it as to the Proponent's qualifications. It is important to note, that the Proponebt is well known to Rite Aid, and in fact, allowed Proponent to fully examine it's shareholder ledger last year without benefit of any proof of shareholder status, which it was entitled to. Enclosed above is a third letter from Ameritrade(via pdf), Proponent's broker, which further clarifies this Proponent's long and continuously held stake in the Company, now that Rite Aid, in the eleventh hour, has exposed their "shell game".

Rite Aid's complaint is mute. The last paragraph of Mr. Strassler's Notice of Deficiency Letter, dated 1/14/11, indicates that "Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion".

Mr. Strassler's only other communication to Proponent, is an email, dated 1/20/11, which in part indicates "This is to assure you that you will receive a copy of the Company's response to your Proposal, dated 1/11/11 within the timeframe prescribed by the Rules of the SEC"

Since the Proposal need not have even be reviewed until the qualifications were in fact met, Rite Aid has admitted here that the Proposal is now under review as a Stage 2, with the qualifications in Stage 1 already accomplished.

The email from Mr. Strassler to the Proponent, dated 1/20/11, was missing from my copy of Rite Aid's submission to the SEC. If the Sec Staff is also missing it's copy, this would be an intentional hiding of critical evidence on the part of counsel establishing that Rite Aid considered the qualifications were met. Proponent will send the Sec Staff this emailed evidence under separate cover.

In any event, the intentional misconduct of Rite Aid in not abiding by this Rule, and specifically indicating what the deficiency was, and possibly hiding evidence from the SEC Staff, must not be rewarded by any exclusion on this point, and further may merit that the SEC Staff reprimand Rite Aid and/or issue sanctions.

B. Rite Aid May Not Exclude the Prposal Pursuant to Rule 14a-8(i)(1) Because the Proposal Shall Now Offer Additional Wording To Satisfy any Issue Under Delaware Law Which is of Concern to Rite Aid

Paragraph One of the Proposal shall now be amended, with the approval of the Sec Staff, to read:

RESOLVED- Effective at the 2012 Annual Meeting, **the shareholders request and recommend that the Nominating Committee of the Board of Directors take the steps necessary to implement a policy whereby** no non-executive board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occuring in the past or during such current director term.

Paragraph 2 of the Proposal shall remain the same as originally submitted, unless the SEC Staff wishes to recommend other changes.

Based on the word additions, the Company can not construe the proposal as mandatory and that the Proposal is not intended by the stockholder to be mandatory.

C. Rite Aid May Not Exclude the Proposal Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Not Cause Rite Aid to Violate an Existing Contract

Rite Aid counsel has not carefully read it's own Exhibit E provided to the SEC Staff, in regards to the Management Services Agreement, dated as of January 1, 2003 by and between the Company and Leonard Green & Partners, as amended and dated February 12, 2007.

Counsel admits in it's factual background that the term of this existing contract is **on a month-to-month basis**. As such, this Contract may be cancelled on thirty (30) days notice, and therefore, there would be no Contract in existence to breach, since the Proposal, as now amended, if voted in the affirmative, would not be implemented as a recommendation until June 2012, giving the Company twelve (12) monthly opportunities to cancel the Contract from the June 2011 Annual Meeting voting period.

Counsel and the Company act as if these consulting fees are a permanent "right" of a board member to be engaged in, yet counsel calls these fees into question, in it's own Analysis, in that a reasonable person may, in fact, view these fees as those **not** usually paid to voting directors. The Proponent belongs in the "reasonable person" camp, and has always viewed these fees as improper and a legal theft of shareholder assets. Moreover, given the Company's year long poor stock price, it's near collapse in 2009, and unprofitable balance sheet, shareholders have received zero value for this long existing "consulting work". It has been used by the Company to further entrench management, and to have both parties beholden to each other. Consulting fees, where necessary, should be conducted by outside parties not affiliated with the Company. It is not a "right" for any board member to engage in, and for the Company or it's counsel to suggest otherwise does not pass the credibility test. The only "right" this shareholder is aware of for a director, is to protect it's shareholders.

D. Rite Aid May Not Exclude the Proposal Pursuant to Rule 14a-8(i)(6) Because Rite Aid Does Not Lack the Power or Authority to Implement the Proposal

As discussed above, the Contract in question is on a month-to-month basis. It may be cancelled well in advance of requested and recommended implementation, which would not occur until June 2012, a full twelve months after the affirmative vote of June 2011. For the reasons above, the requested implementation of the Proposal would **not** cause the company to violate New York law because the Contract cited could, and should, not be in effect with an immediate thirty (30) day cancellation notice. Since no Contract would still exist, there is no breach of Rite Aid's contractual obligations.

E. Rite Aid May Not Exclude the Proposal Pursuant to Rule 14a-8(i)(8) Because the Proposal Does Not Question the Business Judgement of Board Members Rite Aid Expects to Nominate For Reelection at the Upcoming Annual Meeting of Shareholders, As Alleged By Counsel

The Proposal, if voted in the affirmative at the 2011 Annual Meeting, would not be necessarily implemented until the June 2012 reelection of the Board of directors, **not** the upcoming Annual meeting of shareholders in 2011. Additionally, counsel's law firm with thirty-five (35) years of experience in these matters, and using every possible SEC Rule and strained logic to make it's case, chose not to use Rule 14a-9 to challenge the Proposal on the grounds that the Proponent was making a false or misleading statement with respect to any material fact. Counsel did not do so because the statements, if any, relating to Ms. Sammons and Messrs. Sokaloff, Miller, Standley and Michel Coutu were true and factual.

Shareholders have the right to make important decisions on Board of directors elections. Factual information, which the Company has not challenged, is part of this decision-making process. It is Wall Street, and the business press, not this Proponent that has criticized the business judgement, competence and service of some of the above named individuals. By virtue of dropping the stock price to as low as .86 cents during this preceding twelve month period, the market has spoken.

All shareholders judge the suitability of directors when they cast their proxy votes, not just this Proponent.. The Proponent is simply placing unchallenged facts before it's shareholders as only one factor, among many, that shareholders can make use of before casting their ballots. It should not be lost on the Staff that the Company always has the last say in the Board of Directors Statement in Opposition and can refute whatever they desire, so long as it is factual and true.

Additionally, Proponent takes strong exception in counsel lumping together all named board members, as if they all pose the same set of issues. They do not, and no such inference is suggested or concluded by this Proponent.

In any event, this Proposal now reads that the shareholders "request and recommend" that the Board implement certain changes in the make-up of it's Board. The board can ignore Wall Street, the business press which made

Rite Aid one of The Fifteen Most Hated Companies In America in 2010, and ultimately ignore the recommendation of it's shareholders and nominate whomever they wish.

V. Conclusion

Based on the above analysis, Proponent respectfully requests that the staff concur that it **will** take action if Rite Aid excludes the revised Proposal from it's 2011 proxy materials. Rite Aid's misconduct on the Proponent qualification matter, and possibly hiding evidence, as noted above, critical to the Staff to issue it's response, should automatically bar it from "having a second bite out of the apple" on this matter prior to the issuance of the Staff's response, and SEC Staff action should be considered to prevent similar misconduct in the future. Proponent is open to any other requested changes that the Staff recommends. Please do not hesitate to contact the undersigned at ***FISMA & OMB Memorandum M-07-16***

Sincerely,
Steven Krol
Proponent &
Rite Aid Shareholder

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

emailed copy to: Rite Aid Corporation
Attn: Mark Strassler, Secretary
mstrassler@riteaid.com

----- Forwarded Message ----
From: Steve Krol ***FISMA & OMB Memorandum M-07-16***
To: ***FISMA & OMB Memorandum M-07-16***
Sent: Thu, February 10, 2011 3:52:21 PM
Subject:



Be a PS3 game guru.
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February 8, 2011

Steven Krol

FISMA & OMB Memorandum M-07-16

Re: TD AMERITRADE account ending in ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Thank you for allowing me to assist you today. As of January 11, 2011, Mr. Krol has continuously held at least $2,000 of market value in Rite-Aid (RAD.NYSE) common stock for at least one year prior to January 11, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Courtney Chapman

Courtney Chapman
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

From: Steve Krol***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, January 22, 2011 10:21 AM
To: shareholderproposals
Subject: Shareholder Proposal- SEC Rule 14a-8 Violation
Attachments: SDOC6239.pdf

Categories: Yellow Category

Re: SHAREHOLDER PROPOSAL-RITE AID CORP.- SEC RULE 14a-8 VIOLATION PROPONENT SEEKS RELIEF

Dear Commission Members:

In the matter of the undersigned shareholder Proposal submitted on 1/11/11 to subject public company Rite Aid Corporation (NYSE-RAD), proponent seeks relief from a Notice of Deficiency Letter received from subject company on 1/17/11.

The facts are as follows:

1. The undersigned Proponent submitted a letter of qualifications, including broker letter, and Proposal on 1/11/11 by email to Rite Aid's Secretary, Marc Strassler, requesting that the Proposal be placed in subject company's proxy materials for shareholder vote at the 2011 Annual Meeting of Shareholders. Proponent believed in good faith that he provided all the needed requirements for qualification including minimum amount of Rite Aid share market value, held for at least one year, and intending to hold same through at least the date of the Annual Meeting. A broker letter was also attached.

2. On 1/17/11 the Proponent received via federal Express mail, a Notice of Deficiency Letter (attached below). This letter spelled out no specific procedural or eligibility deficiencies but rather was, in effect, a form letter indicating **all** necessary qualifications that anyone must submit in order to have a Proposal be further evaluated by the company. This is a clear abuse of SEC rule 14a-8, in that Rite Aid does not indicate what, if anything, is deficient or problematic and in turn Proponent has no ability to correct what is unknown to him. Rule 14a-8, Section f. is unambiguous, whereby Rite Aid (the company) must notify Proponent "of any procedural or eligibility deficiencies". This has still not been provided to Proponent, and is intentional in nature, given the factual information before this Commission.

3. Proponent has made at least four telephone calls and written numerous emails to Marc Strassler and/or his executive secretary, Ms. Sherrie Hinkle, requesting a telephone call to easily resolve this matter. Mr. Strassler

has been unresponsive, despite the SEC general request that the parties always attempt to resolve matters between themselves to avoid using SEC limited resources.

4. On 1/17/11, Proponent was forced to guess as to what, if anything, could possibly be at issue, and requested that my broker, Ameritrade, send a slightly changed second letter.

5. Mr. Strassler was emailed this letter on 1/18/11 and informed that if the Notice of Deficiency Letter was not resolved between the parties by Thursday 1/20/11, that Proponent would seek immediate relief from the SEC.

6. On 1/20/11, Proponent received a brief email from Marc Strassler, Rite Aid's Secretary, indicating in it's entirety "Mr. Krol: I have received your email of January 18 and the attachment. This is to assure you that you will receive a copy of the Company's response to your proposal, dated 1/11/11 within the timeframe prescribed by the rules of the SEC".

7. Proponent immediately emailed Mr. Strassler requesting clarity to his above statement, and demanded that if it signfied that Rite Aid now deems all qualifications have been met, that he email such to the undersigned no later than 1/21/11 at 12 Noon. As of this writing, no email has been sent.

In speaking with Mr. Matt McMair, from your Office of Chief Counsel, yesterday afternoon, and reading to him Mr. Strassler's email, he agreed with me that the intent of Rite Aid's email is unclear. We agreed that it would be wise to submit this email to the SEC, with a copy to be sent to Marc Strassler, Secretary, advising the SEC that Proponent can do nothing further to ensure he has met all qualifications for Proposal submission, given Marc Strassler's near total lack of cooperation.

Further, that the SEC provide any needed assistance to the Proponent, it deems necessary, to order subject company to abide by SEC rules, which thus far have been clearly and intentionally violated.

Sincerely,

Steven Krol

Rite Aid Shareholder

FISMA & OMB Memorandum M-07-16

email copy submitted to-Marc A. Strassler (mstrassler@riteaid.com)

Secretary

Rite Aid Corporation

Scan Date: 01.20.2011 14:11:19 (+0000)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1440 NEW YORK AVENUE, N.W.
WASHINGTON, D.C. 20005-2111

TEL: (202) 371-7000
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www.skadden.com

DIRECT DIAL
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MARC.GERBER@SKADDEN.COM

February 2, 2011

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Rite Aid Corporation – 2011 Annual Meeting
Omission of Shareholder Proposal of Steven Krol

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing on behalf of our client, Rite Aid Corporation, a Delaware corporation ("Rite Aid"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with Rite Aid's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Steven Krol (the "Proponent") for inclusion in the proxy materials to be distributed by Rite Aid in connection with its 2011 annual meeting of shareholders (the "2011 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being emailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being sent simultaneously to the Proponent as notice of Rite Aid's intent to omit the Proposal from the 2011 proxy materials.

I. The Proposal

The text of the resolution in the Proposal is reprinted below as it was submitted to Rite Aid:

> RESOLVED- Effective at the 2012 Annual Meeting, no non-executive Board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occurring in the past or during such current director term.
>
> The above excludes the Leonard Green and Jean Coutu representatives who enjoy existing contractural [sic] agreements, or any future agreement entered into between Rite Aid and a third party which may include board representation. However, no board member or it's [sic] related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position.

II. Summary

We hereby respectfully request that the Staff concur in Rite Aid's view that it may exclude the Proposal from the 2011 proxy materials pursuant to:

- Rule 14a-8(b)(1) and Rule 14a-8(f)(1) because the Proponent has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency;
- Rule 14a-8(i)(1) because the Proposal is improper under Delaware law;
- Rule 14a-8(i)(2) because the Proposal, if implemented, would cause Rite Aid to violate state law;
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and
- Rule 14a-8(i)(8) because the Proposal questions the business judgment of board members Rite Aid expects to nominate for reelection at the upcoming annual meeting of shareholders.

III. Background

On January 11, 2011, the Proponent submitted the Proposal to Rite Aid via email and provided a letter from TD AMERITRADE, dated January 10, 2011 (the "First TDA Letter"). A copy of the Proponent's email, including the Proposal and the First TDA Letter, is attached hereto as Exhibit A. The First TDA Letter stated that, as of January 10, 2011, the Proponent held 251,925 shares of Rite Aid common stock in an account identified by an account number, and that the Proponent had held at least $2,000 worth of Rite Aid common stock in such account for over 1 year.

After determining that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on January 14, 2011, Rite Aid sent a letter to the Proponent via Federal Express (the "Deficiency Notice") requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent beneficially owned the requisite number of shares of Rite Aid stock continuously for at least one year prior to the date of submission of the Proposal. The Deficiency Notice also advised the Proponent that such written statement had to be submitted to Rite Aid within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Notice included a copy of Rule 14a-8. A copy of the Deficiency Notice is attached hereto as Exhibit B.

On January 17, 2011, the Proponent sent an email to Rite Aid acknowledging receipt of the Deficiency Notice on January 17, 2011 and stating his view that the Deficiency Notice lacked merit. A copy of this email is included in the materials attached hereto as Exhibit C.

On January 18, 2011, in response to Rite Aid's Deficiency Notice, the Proponent sent an email to Rite Aid and attached to that email a letter from TD AMERITRADE, dated January 18, 2011 (the "Second TDA Letter"). The Second TDA Letter stated that, as of January 11, 2011, the Proponent held 251,925 shares of Rite Aid common stock in an account identified by an account number. The Second TDA Letter also stated that the Proponent had held at least $2,000 worth of Rite Aid common stock in such account "for 1 year." A copy of the Second TDA Letter is included in the materials attached hereto as Exhibit C.

On January 20, 2011, the Proponent sent an email to Rite Aid regarding the Deficiency Notice, and Rite Aid sent an email to the Proponent acknowledging receipt of the Proponent's January 18, 2011 email and the Second TDA Letter. Copies of these emails are included in the materials attached hereto as Exhibit C.

On January 22, 2011, the Proponent sent an email to shareholderproposals@sec.gov "seek[ing] relief" from the Deficiency Notice. A copy of this email correspondence is included in the materials attached hereto as Exhibit C.

IV. Bases for Exclusion

A. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The First TDA Letter failed to satisfy the requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Rite Aid's shares from January 11, 2010 (one year prior to the date of submission) through January 11, 2011 (the date of submission). The First TDA Letter does not make any such statement. Instead, the First TDA Letter demonstrates the Proponent's ownership as of January 10, 2011 (one day prior to the date of submission of the Proposal). This statement does not provide the proper ownership information required under Rule 14a-8(b).

In Section C.1.c.(3) of SLB 14, the Staff illustrates the requirement for specific verification of continuous ownership with the following example:

> **(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?**

> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The defect in the First TDA Letter is precisely the defect described in the example above. The First TDA Letter confirms that the Proponent owned the requisite number of Company shares on a date (January 10, 2011) one day prior to the date of the Proponent's submission of the Proposal (January 11, 2011), and fails to demonstrate continuous ownership of the shares for a period of one year as of the time the Proponent submitted the Proposal.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 12, 2011). Like the First TDA Letter, the broker's letter in *Verizon Communications* verified ownership for a period ended one day prior to the date on which the proposal was submitted and, accordingly, failed to demonstrate continuous ownership of the required shares for a period of one year as of the time the shareholder proposal was submitted. See also *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended 14 days prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); *Union Pacific Corporation* (March 5, 2010) (broker's letter dated two days before date of submission did not verify continuous ownership for the requisite period); *Microchip Technology Incorporated* (May 26, 2009) (broker's letter dated five days before proposal submission); *The Home Depot, Inc.* (February 19, 2009) (broker's letter dated 28 days before proposal submission); *McGraw Hill Companies, Inc.* (January 28, 2008) (broker's letter dated three days before proposal submission); *International Business Machines Corp.* (December 7, 2007) (broker's letter dated four days before proposal submission); and *Exxon Mobil Corporation* (March 1, 2007) (broker's letter dated six days before proposal submission).

The Second TDA Letter also fails to satisfy the requirements of Rule 14a-8(b). As stated above, pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's continuous ownership of at least $2,000 of Rite Aid's shares from January 11, 2010 (one year prior to the date of submission) through January 11, 2011 (the date of submission). The Second TDA Letter, dated January 18, 2011, does not make any such statement. Instead, the Second TDA Letter merely indicates (1) how many shares the Proponent owned on January 11, 2010 and (2) that the shares have been held in custody for more than one year. Based on the date of the Second TDA

Letter, January 18, 2011, and the plain meaning of the words used therein, the Second TDA Letter indicates ownership from January 18, 2010 through January 18, 2011. In any event, these two statements do not verify continuous ownership by the Proponent of at least $2,000 of Rite Aid's shares from January 11, 2010 through January 11, 2011.

The Staff has previously granted relief under Rule 14a-8(f) and Rule 14a-8(b) where a proof of ownership letter stated that the requisite number of shares was held as of the date on which the proposal was submitted, but the proof of ownership separately stated that the requisite number of shares were continuously held for one year (without including an "as of date") and the date of the proof of ownership letter differed from the date on which the proposal was submitted. See *The Home Depot, Inc.* (February 5, 2007) (proof of ownership letter dated November 7, for proposal submitted on October 19, stated that the minimum number of shares was held as of October 19 and that the minimum number of shares had been held continuously for the past year); *Halliburton Company* (March 10, 2003) (proof of ownership letter, with a date that was different from the date on which the proposal was submitted (November 19), stated that the minimum number of shares was held as of November 19 and that the minimum number of shares had been held continuously for the past year).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Rite Aid believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Rite Aid.

For the reasons summarized above, Rite Aid has concluded that the Proposal is excludable under Rule 14a-8(b)(1) and Rule 14a-8(f)(1).

B. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(i)(1) Because the Proposal is Improper Under Delaware Law.

Rule 14a-8(i)(1) permits Rite Aid to exclude a shareholder proposal from its proxy materials if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Rite Aid is organized under the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal would impose a qualification standard on the election of directors. This director qualification standard would be set forth in a shareholder resolution and would not be contained in Rite Aid's certificate of incorporation or its bylaws. The Proposal also would improperly compel the action of the Rite Aid board of directors in an area where directors are required by law to exercise their business judgment in the best interests of Rite Aid. As more fully described in an opinion of Delaware counsel, Skadden, Arps, Slate, Meagher & Flom LLP, which is attached hereto as Exhibit D, this qualification standard would violate Section 141(b) of the DGCL, which requires that director qualifications be set forth in a Delaware corporation's certificate of incorporation or bylaws, and Section 141(a) of the DGCL, which states that the business and affairs of every corporation organized under the DGCL shall be managed by or under the direction of a board of directors.

The Staff has previously granted relief under Rule 14a-8(i)(1) where a proposal would impose director qualification standards through a shareholder resolution and would improperly compel the action of the board of directors in an area where directors are required by law to exercise their business judgment in the best interests of the Company. See *The Home Depot, Inc.* (February 5, 2007) (proposal imposing qualification standards on nominees to the board of directors).

For the reasons summarized above, Rite Aid has concluded that the Proposal is improper under Delaware law and excludable under Rule 14a-8(i)(1).

C. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Rite Aid to Violate an Existing Contract.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. As discussed below and based upon the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding New York law, attached hereto as Exhibit E (the "New York Law Opinion"), implementation of the Proposal would cause the Company to breach a contract governed by New York law. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2) as a violation of law.

Under the Management Services Agreement, dated as of January 1, 2003, by and between the Company and Leonard Green & Partners L.P. ("LGP"), and the Fourth Amendment to Management Services Agreement, dated as of February 12, 2007, by and between the Company and LGP (collectively, the "Management Services Agreement"), Rite Aid is required to pay certain consulting and financial advisory fees to LGP. A copy of the Management Services Agreement is attached hereto as Exhibit F. Section 6.2 of the Management Services Agreement provides, in relevant part, that the Management Services Agreement "shall be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and performed within the State of New York without regard to principles of conflict of laws." Furthermore, as disclosed in the section entitled "Certain Relationships and Related Transactions – Relationship with Leonard Green & Partners L.P." in Rite Aid's proxy statement distributed in connection with its 2010 annual meeting of shareholders (an excerpt of which is attached hereto as Exhibit G), Jonathan D. Sokoloff, a director of Rite Aid, is an equity owner of LGP.

Although the Proposal, if implemented would permit Mr. Sokoloff to remain on Rite Aid's board of directors, the Proposal states: "[h]owever, no board member or it's [sic] related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position." As more fully described in the New York Law Opinion, implementation of the Proposal would cause Rite Aid to breach the Management Services Agreement under New York law, in that implementation of the proposal would require Rite Aid to unilaterally amend the Management Services Agreement to eliminate or reduce the payment of consulting fees and financial advisory fees to LGP.

The Staff has confirmed that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), Section E, the Staff stated: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

On numerous occasions, the Staff, pursuant to Rule 14a-8(i)(2), has permitted exclusion of shareholder proposals requesting that a company breach its existing contractual obligations. See, e.g., *Occidental Petroleum Corporation* (January 20, 2010) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing compensation agreements); *General Electric Company* (December 31, 2009) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because implementation of the proposal may cause the company to breach an existing contract); *Citigroup, Inc.* (February 18, 2009) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may cause the company to breach existing employment agreements); *NVR, Inc.* (February 17, 2009) (same); *Bank of America, Corp.* (February 26, 2008) (concurring in the omission under Rules 14a-8(i)(2) and (i)(6) of a proposal because it may violate the confidentiality provisions of an existing consulting agreement); and *Hudson United Bancorp* (March 2, 2005) (concurring in the omission under Rule 14a-8(i)(2) of a proposal because it may cause the company to breach existing contractual arrangements with executive officers).

As in the letters cited above, the Proposal, if implemented, would require the Company to unilaterally breach its contractual obligations. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2).

D. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(i)(6) Because Rite Aid Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Staff has recognized that proposals that, if implemented, would cause the company to breach existing contracts may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). See SLB 14B, Section E. See also *Citigroup, Inc.* (February 18, 2009); *NVR. Inc.* (February 17, 2009); and *Bank of America Corp.* (February 26, 2008) (each concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed above, the Proposal's implementation would cause the Company to violate New York law because the Proposal would prevent Rite Aid from paying fees required pursuant to the Management Services Agreement, thereby breaching Rite Aid's contractual obligations. Thus, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond Rite Aid's power to implement.

E. Rite Aid May Exclude the Proposal Pursuant to Rule 14a-8(i)(8) Because the Proposal Questions the Business Judgment of Board Members Rite Aid Expects to Nominate for Reelection at the Upcoming Annual Meeting of Shareholders.

The Proposal is excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal that "relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." On a number of occasions, the Staff has permitted a company to exclude a proposal under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questions the business judgment, competence or service of directors who will stand for reelection at an upcoming annual meeting of shareholders. See *Marriott International, Inc.* (March 12, 2010) (shareholder proposal criticizing suitability of members of the board of directors to serve, and such members were expected to be nominated by the company for election at the upcoming annual meeting of shareholders); *Brocade Communication Systems, Inc.* (January 31, 2007) (shareholder proposal criticizing directors who ignore certain shareholder votes was excludable); *Exxon Mobil Corp.* (March 20, 2002) (shareholder proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (February 13, 2001) (shareholder proposal criticizing the board chairman, who was the chief executive officer, for company performance was excludable); *Honeywell International Inc.* (March 2, 2000) (shareholder proposal making directors who fail to enact resolutions adopted by shareholders ineligible for election was excludable); *Black & Decker Corp.* (January 21, 1997) (allowing exclusion of a proposal under the predecessor to Rule 14a-8(i)(8) that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board). The Commission confirmed this interpretation in Exchange Act Release 34-62764 (August 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors ... or [o]therwise could affect the outcome of the upcoming election of directors").

The supporting statement section of the Proposal explicitly criticizes the business judgment, competence and service of Ms. Sammons and Messrs. Sokoloff, Miller, Standley and Michel Coutu and questions their suitability to serve on the Rite Aid board of directors. The Company expects that these directors will be nominated for reelection at the 2011 annual meeting of shareholders. Accordingly, the Proposal is excludable from the 2011 proxy materials pursuant to Rule 14a-8(i)(8).

V. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Rite Aid excludes the Proposal from its 2011 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Rite Aid's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

cc: Marc A. Strassler, Rite Aid Corporation
Mr. Steven Krol

Exhibit A

[Attached]

From: Steve Krol [mailto:SMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January
To: Marc Strassler
Subject: 2011 Annual Meeting- Shareholder Proposal

Mr. Marc A. Strassler
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

1/11/11

Dear Mr. Stassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2011 Annual Meeting of Shareholders the following Proposal, which requires that Rite Aid Corp. and/or it's Board of Directors and Nominating Committee take certain future actions.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholders to specify by boxes a choice between approval, or disapproval or abstention.

As you know, I have continuously held at least $2,000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of this upcoming Annual Meeting.

Attached to this email, is a letter from Ameritrade, my securities broker, evidencing one of two accounts which contain sufficient shares to satisfy the above requirements.

Please notify the undersigned in writing within fourteen (14) calendar days from today's date of any procedural or eligibility deficiencies, as well as the time frame for my response.

STOCKHOLDER PROPOSAL

QUALIFICATIONS FOR DIRECTOR NOMINEES

Steven Krol, SMA & OMB Memorandum M-07-16 *** owner of 274,000 common shares, has notified the Company th the following Proposal at the 2011 Annual Meeting.

RESOLVED- Effective at the 2012 Annual Meeting, no non-executive Board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occurring in the past or during such current director term.

The above excludes the Leonard Green and Jean Coutu representatives who enjoy existing contractural agreements, or any future agreement entered into between Rite Aid and a third party which may include board representation. However, no board member or it's related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position.

Supporting Statement

Our board of directors has significant conflicts of interest, which this shareholder believes is the direct cause of our precarious financial position and low stock price.

This shareholder has visited hundreds of stores over 10 years, nearly all mismanaged. Detailed reports have been submitted to and reviewed with senior management evidencing the mismanagement, and information has been forwarded to the board of directors, as much as eight (8) years ago.

Our Board has the fiduciary responsibility to:

1. Protect our limited shareholder assets
2. Make senior management **timely** accountable, and
3. Avoid excessive risk taking

Based on examples below, this has not, and will not occur unless board qualifications are amended to ensure that continuing common sense conflicts of interest cease.

This shareholder views 13 out of 14 current directors in conflict with shareholder interests. Highlights as follows:

1. **Jonathan Sokaloff** (Leonard Green & Associates)- Paid a minimum of $9 million for financial/consulting services by Rite Aid since 1999

2. Mary Sammons/Robert Miller- Paid $1.5 million/$475,000 respectively to engage in excessive risk taking, to simply Close the Eckerd transaction. The integration of stores was poorly handled. The Board did not ask for these monies to be returned. Additionally, these two directors, among others, have used $1.8 million of shareholder monies for their **personal** use of company aircraft, prohibited elsewhere in profitable Corporate America. Our Board has looked the other way.

This shareholder also believes Mary Sammons remains as Chairman primarily due to an exorbitant Employment Agreement, approved by our Board in this, and other unnecessary instances.

Good corporate governance requires that no director disposes of the majority of his then existing Rite Aid shares in multiple transactions within weeks, and one day before the dismal earnings of 3/31/10, even if a "planned transfer" to charity, where there are more tax advantages than if Mr. Miller waited to the day after the release, when the stock dropped more than 15%. The Board has taken no known corrective action against this director, and continues to extend annually his excessive fringe benefits.

3. John Standley- President & CEO. Received $32,000 per week from Rite Aid, totalling $294,000, for consulting services in the 3 months prior to going on the payroll 9/08

4. Michel Coutu- Had his special $500,000 board fee extended an additional third year in 2009. This shareholder believes it makes Mr Coutu, and his three other director representatives more beholden to senior management.

Other directors are either former business colleagues of current senior executives/current directors , are on Boards that do business with Rite Aid, or serve on other boards together, who in turn are assumed to protect the senior management.

Due to the above circular relationship with senior management, under cover of two related consulting firms, the Board awarded themselves a minimum 20% base director fee increase, and a quadrupling of restricted stock, effective 6/23/10. Three months prior to this date, the stock price lost 50% of it's value.

Shareholders can curtail these conflicts of interest, and SEC loopholes, by voting "**YES**" on this Proposal, and you are urged to do so.

Disclosure- This shareholder requested a board seat 11/08, and was rebuffed, in favor of Donald Jessick, a Rite Aid/ Pathmark insider. Mr. Standley's former employer was

Pathmark

Sincerely,

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

-----Forwarded M

Fro *** FISMA & OMB Memorandum M-07-16 ***

To: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Mon, January 10, 2011 8:12:17 PM

Subject: rite aid letter



Attachments:
rite aid letter.pdf



January 10, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you toda rsuant to your request, as of January 10, 2011 you own 251,925 shares of RAD in account ending in *** FISMA & OMB Memorandum M-07-16 *** and you have held at least $2, 000.00 worth of RAD in this account for over 1 year.

If you have any further questions, please contact 877-335-9237 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Lauren Prim
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

Exhibit B

[Attached]



MARC A. STRASSLER
Executive Vice President
and General Counsel

• MAILING ADDRESS
P.O. Box 3165
Harrisburg, PA 17105

• GENERAL OFFICE
30 Hunter Lane
Camp Hill, PA 17011

• 717.975.5833
• 717.760.7867 Fax
e-mail: mstrassler@riteaid.com

January 14, 2011

BY FEDERAL EXPRESS

Mr. Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Krol:

I am writing to acknowledge receipt on January 11, 2011 of your shareholder proposal (the "Proposal") submitted to Rite Aid pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Rite Aid's proxy materials for the 2011 Annual Meeting of Shareholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Rite Aid's common stock for at least one year prior to the date that the proposal is submitted. In addition, the proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Rite Aid common stock. Please provide a written statement from the record holder of your shares verifying that, at the time you submitted your proposal, you had beneficially held the requisite number of shares of Rite Aid common stock continuously for at least one year. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Rite Aid common stock, please see Rule 14a-8(b)(2) in Exhibit A. The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter.

Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Rite Aid reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Marc A. Strassler
Executive Vice President,
General Counsel and Secretary

Enclosure

EXHIBIT A

[ATTACHED]

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf,

must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C

[Attached]

From: Steve Krol [***FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 17, 2011 4:57 PM
To: Marc Strassler
Subject: Fw: 2011 Annual Meeting- Shareholder Proposal

Mr. Marc A. Strassler 1/17/11
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

I am in receipt of your Notice of Deficiency letter, dated 1/14/11, received 1/17/11.

Your Notice of Deficiency Letter is without merit, based on the following three requests you made, all of which were contained in my original letter to you, dated 1/11/11, and submitted to you again below:

1. A continuous holding of at least $2,000 in market value of Rite Aid's common stock for at least one year prior to the date of my proposal submission. As contained below, this was both stated in words below, and an attachment was submitted from Ameritrade, my broker, evidencing same , as required.

2. Proponent must continue to hold at least this amount of stock through the date of the Annual Meeting. As contained below, you had a specific statement from me indicating that this was to be done.

3. A written statement from the record holder of my shares verifying that, at the time of my submission, on 1/11/11, that I held the requisite shares continuously for one year. As indicated above, submitted with the original letter of 1/11/11 was an attachment from Ameritrade evidencing same.

Clearly, you have chosen to not read the letter and/or Proposal which I submitted to you for your own reasons. Hopefully, you may want to read it now, conveniently provided to you now again below to clear up your confusion. One would assume that should Rite Aid seek relief from the SEC, that you go in "with clean hands". Your letter to this shareholder does not accomplish this.

I fully expect that Rite Aid may seek relief from the SEC as appropriate. However, you are cautioned that my response to the SEC on any requested relief, will cause this shareholder to make expanded comments to the SEC, as allowed, which may not be in Rite Aid's interest. My proposal was very discreet to this point. I can give no assurances it will remain so, should it become necessary to respond to any relief from the SEC that Rite Aid may seek.

I will call your office tomorrow to see if we can clear up these issues which have been unnecessarily created.

Sincerely,

Steven Krol
Rite Aid Shareholder

------Forwarded M
From: Steve Krol *** FISMA & OMB Memorandum M-07-16 ***
To: mstrassler@riteaid.com
Sent: Tue, January 11, 2011 11:37:06 AM
Subject: 2011 Annual Meeting- Shareholder Proposal

Mr. Marc A. Strassler 1/11/11
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Stassler:

Please allow this letter to act as your notice that the undersigned shareholder intends to present at the 2011 Annual Meeting of Shareholders the following Proposal, which requires that Rite Aid Corp. and/or it's Board of Directors and Nominating Committee take certain future actions.

It is requested that this Proposal be placed on the company's proxy card, and in a form that allows for shareholders to specify by boxes a choice between approval, or disapproval or abstention.

As you know, I have continuously held at least $2,000. in market value of Rite Aid common shares for much longer than one (1) year, and I intend on holding these shares through at least the date of this upcoming Annual Meeting.

Attached to this email, is a letter from Ameritrade, my securities broker, evidencing one of two accounts which contain sufficient shares to satisfy the above requirements.

Please notify the undersigned in writing within fourteen (14) calendar days from today's date of any procedural or eligibility deficiencies, as well as the time frame for my response.

STOCKHOLDER PROPOSAL
QUALIFICATIONS FOR DIRECTOR NOMINEES

Steven Krol *** FISMA & OMB Memorandum M-07-16 *** owner of 274,000 common shares, has notified the Company that he intends to present the following Proposal at the 2011 Annual Meeting.

RESOLVED- Effective at the 2012 Annual Meeting, no non-executive Board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occurring in the past or during such current director term.

The above excludes the Leonard Green and Jean Coutu representatives who enjoy existing contractural agreements, or any future agreement entered into between Rite Aid and a third party which may include board representation. However, no board member or it's related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position.

Supporting Statement

Our board of directors has significant conflicts of interest, which this shareholder believes is the direct cause of our precarious financial position and low stock price.

This shareholder has visited hundreds of stores over 10 years, nearly all mismanaged. Detailed reports have been submitted to and reviewed with senior management evidencing the mismanagement, and information has been forwarded to the board of directors, as much as eight (8) years ago.

Our Board has the fiduciary responsibility to:

1. Protect our limited shareholder assets
2. Make senior management **timely** accountable, and
3. Avoid excessive risk taking

Based on examples below, this has not, and will not occur unless board qualifications are amended to ensure that continuing common sense conflicts of interest cease.

This shareholder views 13 out of 14 current directors in conflict with shareholder interests.

Highlights as follows:

1. **Jonathan Sokaloff** (Leonard Green & Associates)- Paid a minimum of $9 million for financial/consulting services by Rite Aid since 1999

2. **Mary Sammons/Robert Miller**- Paid $1.5 million/$475,000 respectively to engage in excessive risk taking, to simply Close the Eckerd transaction. The integration of

stores was poorly handled. The Board did not ask for these monies to be returned. Additionally, these two directors, among others, have used $1.8 million of shareholder

monies for their **personal** use of company aircraft, prohibited elsewhere in profitable Corporate America. Our Board has looked the other way.

This shareholder also believes Mary Sammons remains as Chairman primarily due to an exorbitant Employment Agreement, approved by our Board in this, and other

unnecessary instances.

Good corporate governance requires that no director disposes of the majority of his then existing Rite Aid shares in multiple transactions within weeks, and one day before the

dismal earnings of 3/31/10, even if a "planned transfer" to charity, where there are more tax advantages than if Mr. Miller waited to the day after the release, when the stock

dropped more than 15%. The Board has taken no known corrective action against this director, and continues to extend annually his excessive fringe benefits.

3. **John Standley**- President & CEO. Received $32,000 per week from Rite Aid, totalling $294,000, for consulting services in the 3 months prior to going on the payroll 9/08

4. **Michel Coutu-** Had his special $500,000 board fee extended an additional third year in 2009. This shareholder believes it makes Mr Coutu, and his three other director

representatives more beholden to senior management.

Other directors are either former business colleagues of current senior executives/current directors , are on Boards that do business with Rite Aid, or serve on other boards together, who in turn are assumed to protect the senior management.

Due to the above circular relationship with senior management, under cover of two related consulting firms, the Board awarded themselves a minimum 20% base director fee increase, and a quadrupling of restricted stock, effective 6/23/10. Three months prior to this date, the stock price lost 50% of it's value.

Shareholders can curtail these conflicts of interest, and SEC loopholes, by voting "**YES**" on this Proposal, and you are urged to do so.

Disclosure- This shareholder requested a board seat 11/08, and was rebuffed, in favor of Donald Jessick, a Rite Aid/ Pathmark insider. Mr. Standley's former employer was

Pathmark

Sincerely,

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

-----Forwarded Me

Fro *** FISMA & OMB Memorandum M-07-16 ***

*** **To:** FISMA & OMB Memorandum M-07-16 ***

Sent: Mon, January 10, 2011 8:12:17 PM

Subject: rite aid letter



Disclaimer: This e-mail message is intended only for the personal use of the recipient(s) named above. If you are not an intended recipient, you may not review, copy or distribute this message. If you have received this communication in error, please notify us immediately by e-mail and delete the original message.

This e-mail expresses views only of the sender, which are not to be attributed to Rite Aid Corporation and may not be copied or distributed without this statement.

Attachments:

rite aid letter.pdf

From: Steve Krol [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 18, 2011 1:47 PM
To: Marc Strassler
Subject: Rw:

Mr. MarcA. Strassler 1/18/11
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

I enjoy quiz shows, so I have had to guess as to what you found deficient in my original letter and Proposal to you, dated 1/11/11.

Attached to this email is a second letter from my broker, Ameritrade, which may spell things out exactly to you.

You must still notify me no later than this Thursday, 1/20/11, as requested that your mysterious deficiencies have been satisfied. Your failure to do so will trigger a request for relief from the SEC, as you were previously advised by email.

As of this writing, you have not returned my telephone call.

Sincerely,
Steven Krol
older

*** FISMA & OMB Memorandum M-07-16 ***

----- Forwarded M
Fro *** FISMA & OMB Memorandum M-07-16 ***
*** **To:** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, January 18, 2011 1:20:45 PM
Subject:



communication in error, please notify us immediately by e-mail and delete the original message.

This e-mail expresses views only of the sender, which are not to be attributed to Rite Aid Corporation and may not be copied or distributed without this statement.

Attachments:
rite aid letter2.pdf



January 18, 2011

Steven Krol

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD AMERITRADE account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Steven Krol,

Thank you for allowing me to assist you today. Pursuant to your request, our records indicate that as of January 11, 201 held 251,925 shares of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** Further pursuant to your request, our records indicate that you have held at least $2,000.00 in sto lue of Rite Aid Corporation (RAD) in this TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 *** for 1 year.

If you have any further questions, please contact 800-669-3900 to speak with a TD AMERITRADE Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Trevor Lieberth
Research & Resolution
TD AMERITRADE

This information is furnished as part of a general information service and TD AMERITRADE shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD AMERITRADE monthly statement, you should rely only on the TD AMERITRADE monthly statement as the official record of your TD AMERITRADE account.

TD AMERITRADE does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

From: Steve Krol [mailto *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 20, 2011 11:06 AM
To: Sherrie L Hinkle
Subject: Notice of Deficiency Letter-Shareholder Proposal

Ms. Hinkle- This will confirm that I left you a voice message at 11:00AM for Mr. Strassler to return my call in reference to his letter to me, dated 1/14/11, RE: Notice of Deficiency. Previous calls and messages left by me have gone unreturned. Unless you otherwise notifiy me by telephone, you also acknowledge receipt of an emailed letter dated, 1/18/11, with an attachment from Ameritrade, the second letter of it's kind, as a guess as to what Mr. Strassler was so concerned about.

Mr. Strassler is reminded that if his dubious issues are not discussed and resolved with me today, immediate relief by this shareholder will be sought tomorrow morning from the SEC. As required, Mr. Strassler will receive an emailed copy of any such communication made to the SEC.

Sincerely,

Steven Krol

Rite Aid Shareholder



*** FISMA & OMB Memorandum M-07-16 ***

Attachments:
--static--liam_sitting_bottomleft.jpg

From: Marc Strassler
To: Steve Krol
Sent: Thu Jan 20 14:31:55 2011
Subject: RE: Fw:

Mr. Krol:

I have received your email of January 18 and the attachment. This is to assure you that you will receive a copy of the Company's response to your proposal dated January 11, 2011within the timeframe prescribed by the rules of the SEC.

From: Steve Krol [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 18, 2011 1:47 PM
To: Marc Strassler
Subject: Fw:

Mr. Marc A. Strassler 1/18/11
Secretary
Rite Aid Corporation
30 Hunter Lane
Camp Hill, Pa. 17011

Dear Mr. Strassler:

I enjoy quiz shows, so I have had to guess as to what you found deficient in my original letter and Proposal to you, dated 1/11/11.

Attached to this email is a second letter from my broker, Ameritrade, which may spell things out exactly to you.

You must still notify me no later than this Thursday, 1/20/11, as requested that your mysterious deficiencies have been satisfied. Your failure to do so will trigger a request for relief from the SEC, as you were previously advised by email.

As of this writing, you have not returned my telephone call.

Sincerely,
Steven Krol

older
*** FISMA & OMB Memorandum M-07-16 ***

----- Forwarded M
Fro *** FISMA & OMB Memorandum M-07-16 ***
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tue, January 18, 2011 1:20:45 PM
Subject:



Attachments:
rite aid letter2.pdf

From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
Date: January 22, 2011 10:24:16 AM EST
To: Marc Strassler <mstrassler@riteaid.com>
Subject: Fw: Shareholder Proposal- SEC Rule 14a-8 Violation

Mr. Strassler- This is your copy of an emailed letter sent today by the undersigned to the SEC.

Sincerely,
Steven Krol
Rite Aid Shareholder

---- Forwarded Mes
From: Steve Krol*** FISMA & OMB Memorandum M-07-16 ***
To: shareholderpro
Sent: Sat, January 22, 2011 10:2 1:28 AM
Subject: Shareholder Proposal- SEC Rule 14a-8 Violation

Re: SHAREHOLDER PROPOSAL-RITE AID CORP.- SEC RULE 14a-8 VIOLATION PROPONENT SEEKS RELIEF

Dear Commission Members:

In the matter of the undersigned shareholder Proposal submitted on 1/11/11 to subject public company Rite Aid Corporation (NYSE-RAD), proponent seeks relief from a Notice of Deficiency Letter received from subject company on 1/17/11.

The facts are as follows:

1. The undersigned Proponent submitted a letter of qualifications, including broker letter, and Proposal on 1/11/11 by email to Rite Aid's Secretary, Marc Strassler, requesting that the Proposal be placed in subject company's proxy materials for shareholder vote at the 2011 Annual Meeting of Shareholders. Proponent believed in good faith that he provided all the needed requirements for qualification including minimum amount of Rite Aid share market value, held for at least one year, and intending to hold same through at least the date of the Annual Meeting. A broker letter was also attached.

2. On 1/17/11the Proponent received via federal Express mail, a Notice of Deficiency Letter (attached below). This letter spelled out no specific procedural or eligibility deficiencies but rather was, in effect, a form letter indicating **all** necessary qualifications that anyone must submit in order to have a Proposal be further evaluated by the company. This is a clear abuse of SEC rule 14a-8, in that Rite Aid does not indicate what, if anything, is deficient or problematic and in turn Proponent has no ability to correct what is unknown to him. Rule 14a-8, Section f. is unambiguous, whereby Rite Aid (the company) must notify Proponent "of any procedural or eligibility deficiencies". This has still not been provided to Proponent, and is intentional in nature, given the factual information before this Commission.

3. Proponent has made at least four telephone calls and written numerous emails to Marc Strassler and/or his executive secretary, Ms. Sherrie Hinkle, requesting a telephone call to easily resolve this matter. Mr. Strassler has been unresponsive, despite the SEC general request that the parties always attempt to resolve matters between themselves to avoid using SEC limited resources.

4. On 1/17/11, Proponent was forced to guess as to what, if anything, could possibly be at issue, and requested that my broker, Ameritrade, send a slightly changed second letter.

5. Mr. Strassler was emailed this letter on 1/18/11 and informed that if the Notice of Deficiency Letter was not resolved between the parties by Thursday 1/20/11, that Proponent would seek immediate relief from the SEC.

6. On 1/20/11, Proponent received a brief email from Marc Strassler, Rite Aid's Secretary, indicating in it's entirety "Mr. Krol: I have received your email of January 18 and the attachment. This is to assure you that you will receive a copy of the Company's response to your proposal, dated 1/11/11 within the timeframe prescribed by the rules of the SEC".

7. Proponent immediately emailed Mr. Strassler requesting clarity to his above statement, and demanded that if it signfied that Rite Aid now deems all qualifications have been met, that he email such to the undersigned no later than 1/21/11 at 12 Noon. As of this writing, no email has been sent.

In speaking with Mr. Matt McMair, from your Office of Chief Counsel, yesterday afternoon, and reading to him Mr. Strassler's email, he agreed with me that the intent of Rite Aid's email is unclear. We agreed that it would be wise to submit this email to the SEC, with a copy to be sent to Marc Strassler, Secretary, advising the SEC that Proponent can do nothing further to ensure he has met all qualifications for Proposal submission, given Marc Strassler's near total lack of cooperation.

Further, that the SEC provide any needed assistance to the Proponent, it deems necessary, to order subject company to abide by SEC rules, which thus far have been clearly and intentionally violated.

Sincerely,

Steven Krol

Rite Aid Shareholder

*** FISMA & OMB Memorandum M-07-16 ***

email copy submitted to-Marc A. Strassler (mstrassler@riteaid.com)

Secretary

Rite Aid Corporation

Scan Date: 01.20.201114:11:19 (+0000)

Attachments:
SDOC6239.pdf

Exhibit D

[Attached]

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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February 2, 2011

Rite Aid Corporation
30 Hunter Lane
Camp Hill, PA 17011

RE: **Rite Aid Corporation 2011 Annual Meeting; Stockholder Proposal of Steven Krol**

Dear Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a proposal (the "Proposal") submitted by Steven Krol (the "Stockholder") to Rite Aid Corporation, a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2011 annual meeting of stockholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 25, 2009, and as currently in effect (the "Charter");

(b) the Bylaws of the Company, as currently in effect; and

(c) the Proposal, submitted to the Company via e-mail on January 11, 2011, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware. The opinions expressed herein are based on the Delaware General Corporation Law (the "DGCL") and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background.

We understand, and for purposes of our opinions we have assumed, the relevant facts to be as follows:

On January 11, 2011, the Stockholder submitted the Proposal. The Proposal reads as follows:

> **RESOLVED-** Effective at the 2012 Annual Meeting, no non-executive Board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occurring in the past or during such current director term.
>
> The above excludes the Leonard Green and Jean Coutu representatives who enjoy existing contractural [sic] agreements, or any future agreement entered into between Rite Aid and a third party which may include board representation. However, no board member or it's [sic] related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position.

We understand that the Company construes the Proposal as mandatory and that the Proposal is intended by the Stockholder to be mandatory.

Director Qualifications May Not Be Imposed By Stockholder Resolution.

The Proposal seeks to establish a qualification for service on the Company's board of directors (the "Board of Directors"). Section 141(b) of the DGCL addresses the implementation of director qualifications. 8 *Del. C.* § 141(b). Section 141(b) of the DGCL provides in pertinent part: "The certificate of incorporation or bylaws may prescribe other qualifications for directors." *Id.* Accordingly, to be effective under Delaware law, a director qualification must be set forth either in the certificate of incorporation or the bylaws; a mere stockholder resolution cannot create a valid director qualification. Thus, implementation of the Proposal would violate Section 141(b) because it would purport to invalidly disqualify persons who were legally entitled to be nominated for directorships.

Implementation of the Proposal would also violate Section 141(a) of the DGCL. The directors of a Delaware corporation are vested with the authority to manage the business and affairs of the corporation. Section 141(a) of the DGCL provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 *Del. C.* § 141(a). As the Delaware Supreme Court repeatedly has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984). The board of directors may not delegate or abdicate this responsibility in favor of the stockholders. *See, e.g.*, *Paramount Commc'ns, Inc. v. Time Inc.*, 571 A.2d 1140, 1154 (Del. 1989); *Smith v. Van Gorkom*, 488 A.2d 858, 873 (Del. 1985).

Article II, Section 5 of the Company's Bylaws authorizes the Company's Board of Directors to nominate persons for election to the Board. Delaware law does not permit the stockholders to restrict by mere resolution the Board of Directors' exercise of its business judgment in selecting persons for nomination for election to the Board.

In sum, because the Proposal does not validly establish director qualifications or validly limit the Board of Directors' power to nominate, implementation of the Proposal would violate both Section 141(a) and Section 141(b) of the DGCL.

A Stockholder Resolution May Not Restrict Substantive Board Decisions.

Implementation of the Proposal would also violate Section 141(a) of the DGCL in another respect. The second paragraph of the Proposal purports to prohibit the Company from making payments to any "board member or it's [sic] related company ... other than the combined usual director/committee member fees paid to any other board member in such same position." Thus, in addition to purporting to establish qualifications for board nominees, the Proposal would also purport to prohibit the Board of Directors from exercising its authority to enter into any contract with a board member or a related company during the director's term of service.

This part of the Proposal violates Section 141(a) by impermissibly restricting the Board of Directors' ability to comply with its fiduciary duty to manage the business and affairs of the Company, including the expenditure of corporate funds, in the best interests of the Company and its stockholders. Inherent in a board of directors' power to manage the business and affairs of a Delaware corporation is the power to manage the expenditure of corporate funds. *Brehm v. Eisner*, 746 A.2d 244, 263 (Del. 2000); *Alessi v. Beracha*, 849 A.2d 939, 943 (Del. Ch. 2004); *UIS, Inc. v. Walbro Corp.*, C.A. No. 9323, 1987 WL 18108, at *2 (Del. Ch. Oct. 6, 1987). By contrast, Delaware law does not permit stockholders to restrict the discretion of a board of directors regarding the expenditure of funds other than by provision in the certificate of incorporation.

Thus, this part of the Proposal would violate Delaware law even if it called for the adoption of a bylaw rather than a mere stockholder resolution. In *CA, Inc. v. AFSCME Emps.' Pension Plan*, the Delaware Supreme Court held that a proposed bylaw requiring, among other things, that the corporation reimburse the expenses of certain proxy solicitations, violated Delaware law because it did not "reserve to CA's directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." 953 A.2d 227, 240 (Del. 2008). Similarly, here, the Proposal would not reserve to the Board of Directors their full power to exercise their fiduciary duty, but would purport to prohibit the Board of Directors from exercising its business judgment with respect to a specific subset of transactions – transactions with directors or related companies.

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal would violate Delaware law, and that a Delaware court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit E

[Attached]

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

www.skadden.com

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February 2, 2011

Rite Aid Corporation
30 Hunter Lane,
Camp Hill, Pennsylvania 17011

Re: Rite Aid Corporation 2011 Annual Meeting; Stockholder Proposal of Mr. Steven Krol

Ladies and Gentlemen:

You have requested our opinion as to certain matters of New York law in connection with a proposal (the "Proposal") submitted by Mr. Steven Krol (the "Stockholder") to Rite Aid Corporation, a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2011 annual meeting of stockholders.

In rendering the opinion set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Management Services Agreement, dated as of January 1, 2003, by and between the Company and Leonard Green & Partners L.P. ("LGP"), as amended by the Fourth Amendment to Management Services Agreement, dated February 12, 2007, by and between the Company and LGP (as amended, the "Management Services Agreement");

(b) the Proposal and the supporting statement related thereto, submitted to the Company via email on January 11, 2011; and

(c) pages 19-22 of the Company's proxy statement for the 2010 annual meeting of stockholders, describing the compensation paid for service as a members of the Company's board of directors.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the State of New York. The opinions expressed herein are based on New York law in effect on the date hereof, which law is subject to change with possible retroactive effect. We do not express herein any opinion as to the laws of any other jurisdiction.

Factual Background

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

Jonathan D. Sokoloff, a member of the Company's board of directors, is an executive officer and equity owner of LGP. Pursuant to the Management Services Agreement, the Company has retained LGP to provide management, consulting and financial planning services to the Company on an ongoing basis. The term of that engagement is on a month-to-month basis and the fee for that engagement is $12,500 per month, provided that the fee is reduced to zero if Mr. Sokoloff ceases to serve as a director of the Company. In addition, the Company may retain LGP, and if requested LGP agrees to be retained by the Company, to provide financial advisory and investment banking services to the Company in connection with major financial transactions that may be undertaken from time to time. The fees relating to those services are to be normal and customary fees for services of like kind, subject to the approval of the Company's Board of Directors. In addition, the Company must reimburse LGP for all reasonable and documented out-of-pocket expenses incurred in connection with services rendered under the agreement.

The Management Services Agreement provides that it is governed by and construed in accordance with New York law as applied to contracts made and performed within the State of New York without regard to principles of conflict of laws. In addition, it provides that any amendment must be in writing and signed by each of the Company and LGP.

For 2010, non-employee directors, other than Mr. Sokoloff, were paid for service as a director an annual fee of $100,000 and were granted restricted stock or restricted stock units having a value on the grant date of $90,000.

On January 11, 2011, the Stockholder submitted the Proposal. The Proposal reads as follows:

> RESOLVED- Effective at the 2012 Annual Meeting, no non-executive Board member may be nominated who has had any financial or business dealings, either directly or indirectly, with any member of senior management or the Company, occurring in the past or during such current director term.
>
> The above excludes the Leonard Green and Jean Coutu representatives who enjoy existing contractural [sic] agreements, or any future agreement entered into between Rite Aid and a third party which may include board representation. However, no board member or it's [sic] related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position.

Analysis

The Proposal, if implemented, would require the Company to breach the Management Services Agreement.

Pursuant to the Management Services Agreement, the Company is required to pay LGP a monthly fee of $12,5000 for management, consulting and financial planning services (the "consulting fees"), as well as normal and customary fees for any financial advisory and investment banking services that LGP provides to the Company in connection with major financial transactions that may be undertaken from time to time in the future (the "advisory fees") and reimbursement of expenses incurred in connection with such services.

The Proposal states that "no board member or it's [sic] related company may be paid any amount from Rite Aid other than the combined usual director/committee member fees paid to any other board member in such same position." The Proposal, if implemented, would restrict payments that the Company could pay LGP to the amount and form of payments made to directors generally, whether such payments are less than, or different in type or nature than, the payments that the Company is contractually obligated to pay pursuant to the Management Services Agreement. Furthermore, the Proposal's restrictions on payment to a director-related party to "usual" fees calls into question whether any consulting fees or advisory fees could be paid to LGP as those fees may not be viewed as fees usually paid to directors. Accordingly, the Proposal, if implemented, would cause the Company to unilaterally breach the Management Services Agreement.

The Proposal, if implemented, would require Rite Aid to unilaterally amend the Management Services Agreement to eliminate or reduce the payment of consulting fees and financial advisory fees to LGP. Under New York law, a contract cannot be modified or altered without the consent of all parties thereto. See *Bier Pension Plan Trust v. Estate of Schneierson,* 545 N.E.2d 1212 (N.Y. 1989) (an obligation may not be altered without the consent of the party who assumed the obligation); *Becker v. Faber,* 19 N.E.2d 997 (N.Y. 1939); *Beaver Employment Agency v. Noestring, Inc.*, 609 N.Y.S.2d 509 (N.Y. Civ. Ct. 1993). An attempt to unilaterally alter the terms of a contract that does not expressly provide for such action is a breach of the contract and violates New York state law. *Sterenko v. Inforex, Inc.*, 362 N.E.2d 222, 231-33 (Mass. App. Ct. 1977) (applying New York law); see generally *Riskin v. National Computer Analysts, Inc., 308* N.Y.S.2d 985 (N.Y. App. Div. 1970), modified 326 N.Y.S.2d 419 (N.Y. App. Div. 1971); *Rudman v. Cowles Communications, Inc.*, 330 N.Y.S.2d 33, 40 (N.Y. 1972); *Karas v. H.R. Laboratories, Inc.*, 74 N.E.2d 192 (N.Y. 1947) (failure to adhere to terms of employment contract was an actionable breach); *Wegman v. Dairylea Cooperative, Inc.*, 376 N.Y.S.2d 728 (N.Y. App. Div. 1975) (failure to perform under an employment contract constitutes a breach of such contract). Accordingly, the Proposal, if implemented, would violate New York law.

* * *

Based upon and subject to the foregoing, it is our opinion that implementation of the Proposal would violate New York law, and, while there is no judicial precedent directly on point, that a New York court, if presented with the question, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

Exhibit F

[Attached]

Exhibit 10.27

MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (this "Management Agreement"), dated as of January 1, 2003 is made by and between Rite Aid Corporation, a Delaware corporation (the "Company"), and Leonard Green & Partners, L.P. ("LGP").

WHEREAS, the Company desires to obtain from LGP, and LGP desires to provide, certain investment banking, management, consulting and financial planning services on an ongoing basis and certain financial advisory and investment banking services in connection with major financial transactions that may be undertaken from time to time in the future;

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, the parties hereto hereby agree as follows:

1. Retention of Services.

1.1 General Services. Subject to the terms and conditions hereof, the Company hereby retains LGP, and LGP hereby agrees to be retained by the Company, to provide management, consulting and financial planning services to the Company on an ongoing basis in connection with the operation and growth of the Company and its subsidiaries and affiliates during the term set forth in section 3.1 of this agreement (the "General Services").

1.2 Major Transaction Services. Subject to the terms and conditions hereof, the Company may retain LGP, and if requested LGP hereby agrees to be retained by the Company, to provide financial advisory and investment banking services to the Company, its subsidiaries and affiliates in connection with major financial transactions that may be undertaken from time to time in the future ("Major Transaction Services" and, together with the General Services, the "Services").

2. Compensation.

2.1 General Services Fee. In consideration of the General Services, the Company shall pay LGP an annual fee payable in cash equal to One Million Dollars ($1,000,000.00) payable monthly in advance in equal monthly installments.

2.2 Major Transaction Services Fee. In consideration of any Major Transaction Services provided by LGP from time to time, and subject to the provisions of the immediately following sentence, the Company shall pay LGP normal and customary fees for services of like kind, taking into consideration all relevant factors, including but not limited to the complexity of the subject transaction, the time devoted to providing such services and the value of LGP's investment banking expertise and relationships within the business and financial community. The amount of such fees shall be approved in accordance with any applicable procedures set forth in the charter documents or financing agreements of the Company and shall be subject to the prior approval of the Board of Directors of the Company.

2.3 Expenses. In addition to the fees to be paid to LGP under sections 2.1 and 2.2 hereof, the Company shall pay to, or on behalf of, LGP, promptly as billed, all reasonable and documented out-of-pocket expenses incurred by LGP in connection with the Services rendered hereunder. Such expenses shall include, among other things, reasonable fees and disbursements of counsel, travel (including aircraft) expenses, word processing charges, messenger and duplicating services, facsimile expenses and other customary expenditures.

3. Term.

3.1 Termination. This Management Agreement shall terminate immediately following the payment of the Company's obligation under Section 2.1 hereof on the second (2nd) anniversary of the date hereof (the "Termination Date"); unless otherwise mutually agreed in writing by the Company and LGP.

3.2 Survival of Certain Obligations. Notwithstanding any other provision hereof, the obligations of the Company to pay amounts due with respect to periods prior to the termination hereof pursuant to Section 2 hereof and the provisions of Section 5 hereof shall survive any termination of this Management Agreement.

4. Decisions/Authority of Advisor.

4.1 Limitation on LGP Liability. The Company reserves the right to make all decisions with regard to any matter upon which LGP has rendered its advice and consultation, and there shall be no liability to LGP for any such advice accepted by the Company pursuant to the provisions of this Management Agreement.

4.2 Independent Contractor. LGP shall act solely as an independent contractor and shall have complete charge of its personnel engaged in the performance of the Services. As an independent contractor, LGP shall have authority only to act as an advisor to the Company and shall have no authority to enter into any agreement or to make any representation, commitment or warranty binding upon the Company or to obtain or incur any right, obligation or liability on behalf of the Company,

5. Indemnification.

5.1 Indemnification/ Reimbursement of Expenses. The Company shall (i) indemnify LGP and its respective affiliates, and the partners, directors, officers, employees, agents and controlling persons of LGP and its respective affiliates (collectively, the "Indemnified Parties"), to the fullest extent permitted by law, from and against any and all losses, claims, damages and liabilities, joint or several, to which any Indemnified Party may become subject, caused by, related to or arising out of the Services or any other advice or services contemplated by this Management Agreement or the engagement of LGP pursuant to, and the performance by LGP of the Services contemplated by, this Management Agreement, and (ii) promptly reimburse each

Indemnified Party for all reasonable costs and expenses (including reasonable and documented attorneys' fees and expenses), as incurred, in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of the Company and whether or not resulting in any liability.

5.2 Limited Liability. The Company shall not be liable under the indemnification contained in Section 5.1 hereof to the extent that such loss, claim, damage, liability, cost or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from LGP's bad faith or gross negligence. The Company further agrees that no Indemnified Party shall have any liability (whether direct or indirect in contract, tort or otherwise) to the Company, holders of its securities or its creditors related to or arising out of the engagement of LGP pursuant to, or the performance by LGP of the Services contemplated by, this Management Agreement, except to the extent that any loss, claim damage, liability, cost or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from LGP's bad faith or gross negligence.

6. Miscellaneous.

6.1 Assignment. None of the parties hereto shall assign this Management Agreement or the rights and obligations hereunder, in whole or part, without the prior written consent of the other party, which consent shall not be unreasonably withheld. Subject to the foregoing, this Management Agreement will be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns, and no other person shall acquire or have any right hereunder or by virtue hereof.

6.2 Governing Law. This Management Agreement shall be governed by and construed in accordance with the laws of the State of New York as applied to contracts made and performed within the State of New York without regard to principles of conflict of laws.

6.3 Severability. If any term, provision, covenant or restriction of this Management Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their best efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, illegal, void or unenforceable.

6.4 Entire Agreement. This Management Agreement contains the entire agreement between the parties with respect to the subject matter of this Management

Agreement and supersedes all written or verbal representations, warranties, commitments and other understandings prior to the date of this Management Agreement.

6.5 Further Assurances. Each party hereto agrees to use all reasonable efforts to obtain all consents and approvals and to do all other things necessary to consummate the transactions contemplated by this Management Agreement. The parties agree to take such further action and to deliver or cause to be delivered any additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Management Agreement and the agreements and transactions contemplated hereby.

6.6 Attorney's Fees. In any action or proceeding brought to enforce any provision of this Management Agreement, or in which any provision hereof is validly asserted as a defense, the prevailing party, as determined by a court of competent jurisdiction, shall be entitled to recover reasonable and documented attorneys' fees in addition to any other available remedy.

6.7 Headings. The headings in this Management Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

6.8 Amendment and Waiver. This Management Agreement may be amended, modified or supplemented, and the waivers or consents to departures from the provisions hereof may be given, provided that the same are in writing and signed by each of the parties hereto.

6.9 Counterparts. This Management Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall he deemed to be an original and all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Management Services Agreement on the date first appearing above.

RITE AID CORPORATION

By: /s/ John T. Standley
Name: John T. Standley
Title: Senior Executive Vice President

LEONARD GREEN & PARTNERS, L.P.

By: LGP Management, Inc.

By: /s/ Jonathan Sokoloff
Jonathan Sokoloff

Exhibit 10.28

FOURTH AMENDMENT TO MANAGEMENT SERVICES AGREEMENT

THIS FOURTH AMENDMENT TO MANAGEMENT SERVICES AGREEMENT, hereinafter called "Fourth Amendment", is made and entered into this 12th of February, 2007 by and between Rite Aid Corporation, a Delaware corporation, hereinafter called "Company" and Leonard Green & Partners, L.P. , hereinafter called "LGP".

RECITALS:

WHEREAS, the Company and LGP entered into a Management Services Agreement on January 1, 2003 as amended on January 13, 2004, January 31, 2005 and January 13, 2006 to provide Services to the Company (as amended, the "Management Agreement"); and

WHEREAS, Capitalized terms used herein and not defined herein are defined in the Management Agreement; and

WHEREAS, the Company and LGP desire to amend the terms of the Management Agreement as set forth herein.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Recitals. The recitals set forth above are incorporated herein. All defined terms used in the Management Agreement shall have the same meaning when used in this Fourth Amendment, except as expressly set forth herein to the contrary.

2. Term. The term of the Management Agreement shall be extended on a month-to-month basis commencing January 1, 2007, terminable by either party at any time on written notice to the other party.

3. Compensation. The General Services Fee shall remain at Twenty-Five Thousand Dollars ($25,000.00) per month, which shall be payable monthly in arrears and pro-rated for partial or fractional periods; provided, however, in the event that either Messrs. Sokoloff or Danhakl cease to serve as a director on the Company's Board of Directors, then the monthly fee shall be reduced to Twelve Thousand Five Hundred Dollars ($12,500.00); provided further, however, in the event that both Messrs. Sokoloff and Danhakl cease to serve as directors on the Company's Board of Directors, then the monthly fee shall be reduced to zero ($00.00).

4. Effect of Amendment. Except as expressly modified in this Fourth Amendment, the Management Agreement shall remain unmodified and in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Fourth Amendment as of the date first set forth above.

COMPANY:

Rite Aid Corporation

By: /s/ Robert B. Sari
Robert B. Sari
EVP & General Counsel

LGP:

Leonard Green & Partners, L.P.

By: LGP Management, Inc.

By: /s/ Jonathan Sokoloff
Jonathan Sokoloff

Exhibit G

[Attached]

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions

We have adopted a written policy concerning the review, approval or ratification of transactions with related persons. The Nominating and Governance Committee is responsible for review, approval or ratification of "related person transactions" between the Company or its subsidiaries and related persons. Under SEC rules, a related person is, or anytime since the beginning of the last fiscal year was, a director, officer, nominee for director, an immediate family member (as defined under applicable SEC rules) of such persons, or a 5% stockholder of the Company. A related person transaction is any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000, and a related person has a direct or indirect material interest.

Directors, executive officers and nominees must complete an annual questionnaire and disclose all potential related person transactions involving themselves and their immediate family members that are known to them. Throughout the year, directors and executive officers must notify the Corporate Secretary and Chief Accounting Officer of any potential Related Person Transactions as soon as they become aware of any such transaction. The Corporate Secretary and Chief Accounting Officer inform the Nominating and Governance Committee of any related person transaction of which they are aware. The Corporate Secretary and Chief Accounting Officer are responsible for conducting a preliminary analysis and review of potential related person transactions and presentation to the Nominating and Governance Committee for review including provision of additional information to enable proper consideration by the Committee. As necessary, the Nominating and Governance Committee shall review approved related person transactions on a periodic basis throughout the duration of the transaction to ensure that the transactions remains in the best interests of the Company. The Nominating and Governance Committee may, in its discretion, engage outside counsel to review certain related person transactions. In addition, the Nominating and Governance Committee may request that the full Board of Directors consider the approval or ratification of related person transactions if it deems advisable. A copy of our full policy concerning transactions with related persons is available on the Corporate Governance section of our website at *www.riteaid.com.*

Agreement with John T. Standley

Prior to being employed by the Company, Rite Aid paid Mr. Standley a fee of $32,500 per week for consulting services rendered in July, August and September 2008. The consulting agreement was on a week-to-week basis, which also provided for the reimbursement of out-of-pocket expenses incurred by Mr. Standley. During fiscal year 2009 and prior to his employment as President and Chief Operating Officer, Rite Aid paid Mr. Standley a consulting fee of $293,551.

Deferred Compensation for David R. Jessick's Prior Service

Pursuant to the terms of a deferred compensation program in place during Mr. Jessick's prior service with the Company, Mr. Jessick received a payment of approximately $109,000 in fiscal 2009 and a final payment of approximately $61,000 in March 2009.

Relationship with Leonard Green & Partners L.P.

Rite Aid has entered into a one-year agreement with Leonard Green & Partners L.P., or Leonard Green, effective January 1, 2006, whereby Rite Aid has agreed to pay Leonard Green a fee of $300,000 per year (reduced to $150,000 per year on June 4, 2007 when John Danhakl ceased to be a director on the Company's Board of Directors) for its consulting services. The consulting agreement was extended effective January 1, 2007 on a month-to-month basis, which also provides for the reimbursement of out-of-pocket expenses incurred by Leonard Green. This agreement is an extension of Rite Aid's existing consulting agreement with Leonard Green. Pursuant to the consulting agreement, Rite Aid may engage Leonard Green to provide financial advisory and investment banking services in connection with major financial transactions that it undertakes in the future. During fiscal year 2010, Rite Aid paid Leonard Green a consulting fee of $150,000. This transaction was reviewed and ratified by our Board in April 2007 under our related person transactions approval policy described above. Jonathan D. Sokoloff, a director of Rite Aid, is an equity owner of Leonard Green.

Agreements with Jean Coutu Group

In connection with Rite Aid's acquisition of the Brooks and Eckerd drugstore chains from Jean Coutu Group, Rite Aid and Jean Coutu Group became a party to a series of agreements which are described below.

Stock Purchase Agreement

Rite Aid entered into a stock purchase agreement with Jean Coutu Group to acquire all of the capital stock of The Jean Coutu Group (PJC) USA, Inc., or Jean Coutu USA, which was a wholly-owned subsidiary of Jean Coutu Group and the holding company for the Brooks and Eckerd drugstore chains. Pursuant to the stock purchase agreement, certain of the provisions extend beyond the closing of the Brooks Eckerd Transaction.

Non-Competition Covenant. Jean Coutu Group has agreed that for five years after the closing of the Brooks Eckerd Transaction it will not (other than as a stockholder of Rite Aid and through its designees on Rite Aid's Board of Directors) engage in the retail pharmacy business in the United States or the pharmacy benefits management business in the United States. In a related agreement, Michel Coutu, our Non-Executive Co-Chairman, has agreed that for three years after the closing of the Brooks Eckerd Transaction, he will not (other than as a stockholder of Rite Aid and in his capacity as a Rite Aid director), engage in the retail pharmacy business in the United States or the pharmacy benefits management business in the United States.

Indemnification. The stock purchase agreement provides for indemnification for losses arising from breaches of representations and warranties, breaches of covenants and certain actions relating to the conduct of the business of Jean Coutu Group (other than Jean Coutu USA). Each party's indemnification obligation for breaches of representations and warranties is subject to a $35 million deductible and each party's indemnification obligation for breaches of representations and warranties and for breaches of covenants is subject to an aggregate cap of $450 million. The deductible and cap do not apply to losses arising from or relating to the conduct of the business of Jean Coutu Group. No claim for a breach of a representation and warranty may be brought by either party or included in the aggregate losses for purposes of satisfying the deductible unless it exceeds a minimum threshold of $10,000.

Jean Coutu Group also has agreed to indemnify Rite Aid for losses arising from pre-closing taxes of Jean Coutu USA, any breaches of tax representations and warranties or breaches of tax covenants and for half of any transfer taxes resulting from the transaction. The deductible and cap do not apply to losses arising from tax matters.

Stockholder Agreement

Concurrently with entering into the stock purchase agreement, Rite Aid, Jean Coutu Group and certain Coutu family members entered into a stockholder agreement. The stockholder agreement contains provisions relating to board and board committee composition, corporate governance, stock ownership, stock purchase rights, transfer restrictions, voting arrangements and other matters.